

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03018269

NO ACT
P.E 1-21-03
1-434

March 20, 2003

William R. Mordan
The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: The Procter & Gamble Company
Incoming letter dated January 21, 2003

Dear Mr. Mordan:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to Procter & Gamble by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002





The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

January 21, 2003

Via Certified Mail


RECEIVED
2003 JAN 23 AM 9:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Mr. John Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

The Company has received a proposal (the "Proposal") from a shareholder, Mr. John Crapo, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action if the Company omits the Proposal.

Please find enclosed six copies of the Proposal and this letter. A copy of this entire submission has been mailed to Mr. Crapo. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

The Proposal submitted by Mr. Crapo, as presented in his letter to the Company of January 4, 2003 does not represent a clear or actionable request and is otherwise invalid under several parts of Rule 14a-8. The specific proposal from Mr. Crapo, located toward the end of his lengthy hand-written correspondence, is apparently contained in the following text:



> As soon as possible the Board of Directors of Procter & Gamble Companies (P&G) shall present to us a shareholder proposal which shall mandate in the appendix of the proxy statement next following the approving meeting of assembled shareholders and proxies meeting as Stockholder meeting of P&G: a report concerning harassment of personnel of P&G and it's affiliates and customer companies which sell/market our products.
>
> Information to be included annually
> number of illegitimate children born to said person,
> number of miscarriages of same personnel,
> number of bambinoes born with birth defects of same personnel
> number of injuries of of same number of [text unreadable] of same personnel
> number of harassment complaints against company and other said personnel.
> amount of awards for these and other such liabilities.

(Crapo Letter; January 4, 2003; page 60) [sic].

The context and purpose of the Proposal is not clear. In a supporting statement following the proposal, Mr. Crapo apparently refers to conversation he had at a local store in which another person made sexually suggestive remarks. The remainder of Mr. Crapo's letter is a jumbled mash of incompressible hand-written text, including excerpts from what appears to be his diary, copies of other peoples' correspondence, and copies of various receipts.

We believe Mr. Crapo's Proposal should be excluded for the following reasons:

1. The Proposal may be omitted under Rule 14-8(c) as it is represents the second proposal from the same shareholder for a particular shareholders' meeting

Mr. Crapo submitted an equally confusing proposal to the Company on July 11, 2002, and in response the Company submitted a request for a "no-action" letter to the Commission on July 16, 2002. The Commission issued a no-action letter on October 25, 2002 based on the rationale that Mr. Crapo's first proposal was "vague and indefinite" (*The Procter & Gamble Company* (2002 SEC No-Act. Lexis 768)).

This current Proposal represents the second time Mr. Crapo has submitted a proposal for the Company's upcoming 2003 Proxy Statement. As a second proposal, it is in violation of the procedural requirements set out in 14a-8(c), which limit shareholders to no more than one proposal to a company for a particular shareholders' meeting, and may be omitted under that rule. This conclusion is consistent with the Commission's application of 14a-8(c) to other cases (*See Beverly Enterprise, Inc.*, February 7, 1991 (1991 SEC No-Act. Lexis 189)), including prior proposals made by Mr. Crapo (*See The Adams Express Company*, September 25, 1992 (1992 SEC No-Act. Lexis 979)).

P&G

2. The Proposal may be omitted under Rule 14a-8(i)(3) as it violates rule 14a-9 and its prohibition of false or misleading statements.

The action requested in the Proposal is vague, indefinite, misleading, confusing, unclear. It is in violation of the Commission's proxy rules as "shareholders voting upon the proposal or the Company would not be able to determine with any reasonable certainty exactly what action or measures the Company would be required to take in the event the proposal were to be implemented" (*Central Main Power Co. (Green)*, March 31, 1981). The Proposal, therefore, should be excluded under Rule 14a-8(i)(3) as it violates Rule 14a-9 and its prohibition of false or misleading statements. (*See also, IDACORP, Inc.,* July 19, 2002 (2002 SEC No-Act. Lexis 659); *American International Group, Inc.*, March 21, 2002 (2002 SEC No-Act. Lexis 477); *Northeast Utilities Service Corporation,* April 9, 2001 (2001 SEC No-Act. Lexis 482)).

3. The Proposal may be omitted under Rule 14a-8(i)(4) as it represents a personal grievance and special interest of the proponent.

Based on the supporting statement in Mr. Crapo's letter, as well as the preceding hand-written excerpts from his diary, the only conclusion one can draw is that Mr. Crapo's Proposal is directly related to his own personal experiences and frustrations. It is unclear why Mr. Crapo's personal behavior or his frustrated shopping experiences have anything to do with the shareholders or operations of the Company. As the Proposal relates to a personal and private grievance of Mr. Crapo, it should also be excluded under Rule 14a-8(i)(4) (*See, e.g., Chittenden Corporation*, January 2, 2001 (2001 SEC No-Act. Lexis 13); *The McGraw-Hill Companies, Inc.,* February 15, 2000 (2000 SEC No-Act. Lexis 196)).

4. The Proposal may be omitted under Rule 14a-8(i)(6) as the Company does not have the power or authority to carry out the Proposal

It is not legally possible for the Company to provide a report on harassment that provides the personal details set out in Mr. Crapo's Proposal. Such a report would violate the privacy interests of the companies and their employees and would be nearly impossible to collect in any meaningful way. For this reason, the Company cannot carry out the broad and vague actions set out in the Proposal and it should be omitted under Rule 14a-8(i)(6). (*See generally, Dendrite International, Inc.*, March 20, 2002 (2002 SEC No-Act. LEXIS 421); *NetCurrents, Inc.*, June 1, 2002, (2002 SEC No-Act. LEXIS 589)

P&G

For the reasons discussed here, the Company respectfully requests that the Staff agree the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders.

Sincerely,

William R. Mordan

Enclosures

cc: Mr. John Crapo

Mr John Jennings CRAPO, Pro Se, AA, ABE —
PO Box 400151
CAMBRIDGE MA 02140-0002
p. one (01) OF sixty four (64) pp.
printed on one (01) side
reverse side blanco
Via Certified mail mail
Piece #
7002 2410 0006
3867 6211
Return Rcpt requested

January Fourth (04th)
Year Two Thousand-
three ("2003")
my shareholder proposal
AND supporting
statement for
inclusion in the
proxy statement
of the year 2003
meetings of shareholders
and proxies assembled
as annual meetings
of Procter & Gamble Co
stockholders

The Procter and GAMBLE
Company
OFC OF The Corporation
secretary Atty
Mr Terry L. Overboy, ESQUIRE
or Successor AS acting Secretary
PO Box 599
Cincinatti OH 45201-0599

Dear Mr Overbey
This shareholder proposal is
for my shares common stock held
in my TOD account for Ms
W.P. SEGARRA - my address Ten
Agassiz Strt Apt 30 CAMBRIDGE
MA 02140-2825. I've nearly
Twenty-eight (28) such shares which
are in my account at JP Morgan Chase
& company - the exact figure,
more

J.J. CRAPO. pro se to Procter & Gamble Co.

Jan 4th 2003

P. two (02) of sixty-four (64) P P

can't give you since of inaccessibility to my letter box at Ten Agassiz [illegible] CAMBRIDGE MA 02140-2825. I ask my written address on proxy statement be my PO Box for that reason - although that's inconvenient, troubling, and threatening to me.

Mr Segarra - as Mr William P. ("Bill") Segarra - is my executor nominee and the man I love!

additionally I've nearly forty (40) common shares of common stock of Procter and Gamble Company - additionally individually my accounts are each in market value in excess of the minimum needed to present shareholder proposals - and I do not plan to sell any of my Procter & Gamble stock until the close of the stockholder meeting in question.

I plan to present my shareholder proposal at said meeting.

More

J.J. CRAPO, Pro se, to Procter & Gamble Co
Jan 4th 2003
p. three/03/ of sixty-four (64) PD

First permit me to tell you more about me - which I believe is relevant to the introduction of my stockholder proposal -

more

J. Crapo pro Se to P & G
Jan 04 2003
P. Four (04) to sixty-four (64) PD



UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
FORT POINT STATION 10/18/
BOSTON MA 02205-9761
12/31/02 07:55PM

John J. Crapo Pro Se

Store	USPS	Trans	199
Wkstn	sys5005	Cashier	KRZM87
Cashier's Name	NOREEN		
Stock Unit Id	SIANOREEN		
PO Phone Number	800-275-8777		
USPS #	2407980109		

1. First Class 6.72
   Destination: 02108
   Weight: 10.20oz
   Postage Type: PVI
   Total Cost: 6.72
   Base Rate: 2.67
   SERVICES
   Certified Mail 2.30
   70022410000638077508
   Return Receipt 1.75
2. First Class 6.72
   Destination: 02116
   Weight: 10.20oz
   Postage Type: PVI
   Total Cost: 6.72
   Base Rate: 2.67
   SERVICES
   Certified Mail 2.30
   70022410000638077409
   Return Receipt 1.75

Subtotal 13.44
Total 13.44

Cash 20.00
Change Due
Cash 6.56

Number of Items Sold: 2

Thank You
Please come again!

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
FORT POINT STATION 10/18/
BOSTON MA 02205-9761
12/31/02 12:37PM

John J. Crapo Pro Se

Store	USPS	Trans	44
Wkstn	sys5007	Cashier	VDJ1DO
Cashier's Name	LINDA		
Stock Unit Id	SIALINDA		
PO Phone Number	800-275-8777		
USPS #	2407980109		

1. POS ONE Dom MO 1000.00
   money order fee 1.25
   MO # 05254007916
2. POS ONE Dom MO 50.00
   money order fee 0.90
   MO # 05254007927

Subtotal 1052.15
Total 1052.15

Cash 1100.00
Change Due
Cash 47.85

Please call 1-800-ASK-USPS (1-800-275-8777) for USPS information or visit us on the web at www.usps.com. To order stamps by phone, call 1-800-Stamp24.

Number of Items Sold: 2

Thank You
Please come again!



UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
FORT POINT STATION 10/18/
BOSTON MA 02205-9761
12/31/02 09:29AM

John J. Crapo Pro Se

Store	USPS	Trans	23
Wkstn	sys5006	Cashier	B4PB1B
Cashier's Name	VERLENE		
Stock Unit Id	SIAVERLENE		
PO Phone Number	800-275-8777		
USPS #	2407980109		

1. First Class 4.05
   Destination: 06514
   Weight: 0.40oz
   Postage Type: PVI
   Affix. Post.: -0.37
   Total Cost: 4.42
   Base Rate: 0.37
   SERVICES
   Certified Mail 2.30
   70022410000638077713
   Return Receipt 1.75

Subtotal 4.05
Total 4.05

Cash 10.00
Change Due
Cash 5.95

Number of Items Sold: 1

Thank You
Please come again!

More

J. J. Crahs to P&G
Jan 04 2003
P-Five(05) [illegible]-[illegible] (04)
P8

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138

QTY/LIST	DISC	PRICE	AMOUNT
5	FC SS WRK STATION TIME/MIN		
0.20	0.00	0.20	1.00
2	COMP RENT LTR.LGL. B&W PRNT		
0.49	0.00	0.49	0.98

SUB 1.98 TX 0.10 TOT 2.08
CASH 5.00
CHG 2.92

CW 276 TR 1298857 RG 4A 01/04/03 16:20
Visit us @ http://www.kinkos.com

[illegible]

J. J. Crapo, mo se
Jan 04 2003
P. Six (06) [illegible]

CHARLES B. RANGEL
15TH CONGRESSIONAL DISTRICT
NEW YORK
DEPUTY WHIP

COMMITTEE:
WAYS AND MEANS
RANKING MEMBER
SUBCOMMITTEE ON TRADE

JOINT COMMITTEE ON TAXATION

Congress of the United States
House of Representatives
Washington, DC 20515–3215

☐ 2354 RAYBURN HOUSE OFFICE BUILDING
WASHINGTON, DC 20515–3215
TELEPHONE: (202) 225–4365

DISTRICT OFFICES:
MS. VIVIAN E. JONES
DISTRICT ADMINISTRATOR

☐ 163 WEST 125TH STREET
NEW YORK, NY 10027
TELEPHONE: (212) 663–3900

☐ 2110 FIRST AVENUE
NEW YORK, NY 10029
TELEPHONE: (212) 348–9630

PLEASE RESPOND TO
OFFICE CHECKED

J. J. Craho, pro se
Jan 04 2002
P. feren (07) [illegible] (64)

December 20, 2002

MBA Admissions Office
Harvard Business School
Boston, MA 02163

Dear Harvard Business School Admissions Committee:

Re: Andrew Michael Lindsay's Application

I am pleased to share with you my knowledge of Andrew Lindsay. Andrew joined my Congressional office as an intern in August 2000. In this capacity he was already identified as a young man with tremendous promise, a future community leader.

Included in his responsibilities was the task of selecting key new legislation and determining the level of support I might provide. Over the years I've worked with a number of university students, yet within Andrew's first couple months I was truly impressed with his exemplary work ethic, warm personality, and his interest in making a significant and positive impact. Andrew has a rare but natural ability to provide mature convincing and reassuring leadership on the most difficult issues and policy considerations. Further, Andrew's ability to assimilate and analyze voluminous complex information, and quickly focus on the critical issues was outstanding.

Although he is not from my district, one of Andrew's responsibilities was dealing with a variety of concerns expressed by the constituents of the 15th district of New York. In addition, he adeptly implemented his biology background by focusing on healthcare policy. Consistent with his high standards, I found his written communication clear, professional, and prompt. Andrew's strong social consciousness and commitment to diversity puts him in great demand. Although, in his eagerness to contribute to the community he may occasionally take on too many additional responsibilities, this is to be expected from a person aspiring towards excellence and leadership. He is truly a well-organized individual with excellent time management skills, and these personal attributes will surely serve him well in business school.

Without a doubt I consider this young man an ideal candidate for Harvard Business School. Andrew brings a winning attitude to all his endeavors, and accordingly he has my unqualified support and deepest personal respect.

Sincerely,

[signature]

CHARLES B. RANGEL
Member of Congress

J.J. Crapo pro se
Jan 04 2003 8 Eight (08) pages -
Jan 1641

CHARLES B. RANGEL
15TH CONGRESSIONAL DISTRICT
NEW YORK
DEPUTY WHIP
COMMITTEE:
WAYS AND MEANS
RANKING MEMBER
SUBCOMMITTEE ON TRADE
JOINT COMMITTEE ON TAXATION

Congress of the United States
House of Representatives
Washington, DC 20515-3215

2354 RAYBURN HOUSE OFFICE BUILDING
WASHINGTON, DC 20515-3215
TELEPHONE: (202) 225-4365
DISTRICT OFFICES:
MS. VIVIAN E. JONES
DISTRICT ADMINISTRATOR
163 WEST 125TH STREET
NEW YORK, NY 10027
TELEPHONE: (212) 663-3900
PLEASE RESPOND TO OFFICE CHECKED

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138

QTY/LIST	DISC	PRICE	AMOUNT
55 PC SS WRK STATION TIME/MIN			
0.20	0.00	0.20	11.00

SUB 11.00 TX 0.55 TOT 11.55
CASH 12.00
CHG 0.45

CW 276 TR 1298894 RG 4A 01/04/03 18:49
Visit us @ http://www.kinkos.com

I turn around
guess
What?

J. J. Crako mo se
Jan 04 2003 P. Nin ... 109 ... jury 164

CHARLES B. RANGEL
15TH CONGRESSIONAL DISTRICT
NEW YORK
DEPUTY WHIP

COMMITTEE:
WAYS AND MEANS
RANKING MEMBER
SUBCOMMITTEE ON TRADE
JOINT COMMITTEE ON TAXATION

Congress of the United States
House of Representatives

Washington, DC 20515–3215

☐ 2354 RAYBURN HOUSE OFFICE BUILDING
WASHINGTON, DC 20515–3215
TELEPHONE: (202) 226–4365

DISTRICT OFFICES:
MS. VIVIAN E. JONES
DISTRICT ADMINISTRATOR

☐ 163 WEST 125TH STREET
NEW YORK, NY 10027
TELEPHONE: (212) 663-3900

☐ 2110 FIRST AVENUE
NEW YORK, NY [illegible]
TELEPHONE: (212) [illegible]

PLEASE RESPOND TO
OFFICE CHECKED

CRAPO

[illegible] LOG

December 25th 2002

Wednesday [illegible]

MY Mailing address

John J. CRAPO

PO Box 400151

CAMBRIDGE MA

02140-0002

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Jan 04 2003 sixty [illegible] (64)

P Eleven(11) Jor Sixty-four(64)
Jan 04 2003
John J. Crakoniso Sr

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138

QTY/LIST	DISC	PRICE	AMOUNT
105 PC SS WRK STATION TIME/MIN			
0.20	0.00	0.20	21.00

SUB 21.00 TX 1.05 TOT 22.05
CASH 22.05
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John J. CRAPA Pro Se. AA. ABE Dec 25th 2002
Wed - Christmas Day Soup 150(2) - - 300
calories Six(06) Slices Bread 70(3) - - 210
calories ("C") also two(02) cups water -510C
My Bowel Movement; I Wash and I dry
afterwards "Jack Frost nipping
at Your Nose" I Flush toilet with pail
of Water + plunger then I Fill bucket up
with Water From my Bathroom sink WJIB
Before I ate I Was dizzy + UNsteady But
UPON my having the Soup I feel better I
AM drowsy + soon I expect to sleep 32°F 6AM
WBZ - Snow Storm heavy starting noon time
IN great plains states - moderately heavy snow
UN. of South Carolina studies on colds I chance of
recovery 6" to 12" of SNOW expected, NorthSide
of Boston noon time to Midnight - May be clos-
ed schools tomorrow
6:14AM I try to sleep 9:08 AM dreams
[illegible] Done + a woman
[illegible] the one with
long knives 9:12AM I use the Bathroom
I try to sleep ALSO I dreamt I WAS com-
ing down Stairs - which broke I grabbed a
hold of scaffolding + I was hanging BY MY
arms to keep From Falling 9:12Am I
try to sleep 9:15 AM to 11:15 AM I slept
silently I [illegible] my many troubles
84°F I use my Bathroom to
page 154 One hundred fifty-Four

John J. Crapa Pro Se. AA. ABE
Nov 24th (twenty-Fourth) 2002 12:50Am
Sign on 2d door to stoop
11/23/2002
JUST A REMINDER...
1. Trash does Not go into Recycle Bins
2. Plastic Bags do not go into Recycle Bins
3. Styrofoam should not be placed in
recycle bins
4. Cardboard boxes must be broke in
down AND be placed in [illegible]
bins
5. AND Last, please make sure to check
for your 3rd + 4th class mail in the
mail box IN each building (# 10
+ 6 Agassiz and 15 Linnaean). It has
been brought to my attention
that a couple of tenants are
had their mail open [illegible]
Your mail in daily will help alleviate
the problem.

any questions? please feel Free to
call First Cambridge Realty @ 617-
547-6559 yours
Your Superintendent,
Sally A. TARDIFF
copied by me 12:58 Am Nov 24 2002

3:12 AM I Second shaken of fear
WJIB "SOLID GOLD SUNDAY" my Bathroom use
3:45 AM MY NOISY toilet [illegible] try to
[illegible]

Jan 04 2003
p. Fourteen (14) of sixty-Four
(64)

THIS THE PROPERTY OF MR
JOHN J. CRAPO. AA. ABE
PRO SE. NON LLB. NON
PRACTISING LCNSD CERT.
SCL WRKR OF
P.O. Box 400151
CAMBRIDGE MA
02140-0002
SUNDAY NOVEMBER
TWENTY-FOURTH
(24TH) Calender YEAR
TWO THOUSAND-TWO
(2002)

John J. CRAPO, Pro Se Dec 25th 1976-d[illegible] Mrs Peron's [illegible]
2002 (Wed) Christmas Day no remuneration
for Mrs Eva PERON - and under opera singers of the
past I notice no mention either of either Mrs
Peron. a listing on Writers of the post [illegible] Boris Paster-
-NAK - a listing for Mr John Brown a [illegible] of the
past... "Who was hanged ... Who led murder of five
pro-slavery men" I find listing under [illegible] potential leaders
Ms Eva Peron 2ND WIFE of Juan Pero[n], and Juan
Peron [illegible] dynamic P[illegible] [illegible] of Ar-
gentina [illegible] I notice is [illegible] King for [illegible]
potential SUCCESSOR President [illegible] 1 Peron (319) I
notice letter for Adm [illegible] Rickover who
was my Mother's commander [illegible] I notice listing
in [illegible] Business leaders of the past [illegible] Mrs Hetty
GREEN (US financier) - also [illegible] Mr [illegible] William
C. DURANT d. 1947, Mr Henry Ford d. 1947 the
Peron ousted IN 1976 [illegible] of Argentine has Mrs
Note favorable Story NOW 1976 by a military coup
Argentine [illegible] the president
was selected [illegible] a Peronist
used [illegible] Peronist who [illegible]
president has scheduled a [illegible] election
for march 2003 - rather than to Fill out the
term of the president who resigned at 1:10 AM
1:15 AM I use my Bath room after the ouster of
President Peron's widow [illegible] Junta declared
[illegible] to wage a military invasion of of shore
islands AND Were Startled by a powerful country
attack by the Queen & woman from
UK by
a power Full
Naval attack [illegible] defeat
resulting in a woman
for the men who put this [illegible] so [illegible]
President out of OFFICE forcing
the protection of Kim Spanish King Juan Carlos I de
BOURBON LLD who himself was able to put down
a military coup of colonels who we [illegible] tried to over
throw the leaders of the Cortes who were
selected to govern the Kingdom Spain 3:34
AM to my Refrigerator 4:38 [illegible] AM

Jan 04 2003 p. Fifth teen/15/01F Sundry - Jms/641

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P162 John J. Crabs Dec 24th 2002 (Tues) is mentioned Rt Hon Theodore Herzl, Herr Hitler Himmler but no mention of Air Marshall Goering (sp?). Rt Hon Mr Jefferson Davis but no General DAVIS 11:58 PM Sang Mr Jack Frost. WJIB "Santa is on his way..." I notice General W Stillwell Stilwell (-1946). Gen George Washington, Rt Hon Field Marshall Henri Philippe Petain (who spared from execution) by President DeGaulle. I notice Generals George Armstrong Custer and Moshe Dayan but no Gen DAVIS under African-Americans. I Found Benjamin O Davis, Junior 1912-2002 leader of WWII black aviators, first African American general in U.S. Airforce and Benjamin O. Davis Sr 1877-1970. First African American general 1940, in U.S. Army - who are immediately to the left of Congressman Adam Clayton Powell Dec 25 2002, 12:08 Am. No birth place given for either. I'm nearly out of space to write in this book my book. I've wondered how Madam Rt Hon Madam Chiang Kai-check got here to address Congress finally the U.S. people to win WWII 12:18 Am Someone once said to me upon my arrival at her/his (sic) Family after a long day I had and I was exhausted "We write our own destinies..." [illegible]

p. Sixteen (16) of Sixty - Four (64)
Jan 04 2003

[illegible] (Wed)
[illegible] was given a
[illegible] ID [illegible]
[illegible] State [illegible]
[illegible] the [illegible]
[illegible] to shower
[illegible] was just too
[illegible] / could
[illegible]
[illegible]
[illegible] for
[illegible] - It had
[illegible]
[illegible] had
[illegible]
[illegible] chung
[illegible]
[illegible]
[illegible]
[illegible]
Rt Hon [illegible]
[illegible] who
[illegible] from what
I've noticed in [illegible] Find now
[illegible]
and I notice no [illegible] - [illegible] place

John J. Crapo pro se AA ABE
Dec 04 2002 (Wed)
My incoming mail at door 12:50 PM
Watertown [illegible] Nov 29 2002 (Fri)
Dec 04 2002 [illegible] PO 4:44 PM
ORR [illegible] Group
New Haven [illegible] ORR
ORR New Haven [illegible]
ORR [illegible] Inc Ca.
ORR State Treas [illegible]
ORR [illegible]
ORR [illegible]
ORR Not Public [illegible]
ORR USA [illegible]
stat [illegible]
Committee [illegible]
[illegible] Monthly
Harv Med School

Rts
7002 1000 0005 6651 9574
AND Notes [illegible] - It is
a Bot from US Cavalry
Dec Sixth (6th) 2002 2:05
PM Brookline Fifth Dec 2002
Village

Dec 24th 2002 (John J. Crapo) p. 161

as Eppie Lederer - I've lost [illegible] but
she's photographs [illegible] HM Queen Elizabeth, the
Daughter of the late Earl of Strathmore, etc. whose
photograph [illegible] is Mr "Ted" Williams who
[illegible] Jimmy Piersall AND Mr [illegible] Runnells
made the Red Sox famous a [illegible]
[illegible] 2069 looks like someone TV who
was visiting [illegible] orthopedic [illegible]
surprised them I [illegible] embarrassed them by [illegible] up a
TV and arranged it so they could view it 11:35
PM. Now WJIB I notice Hon Sidney Poitier is
credited to Miami Fl - where I notice [illegible]
was a [illegible] Ambassador; I don't think
I'll ever make [illegible] I'm [illegible]
[illegible] Ben Davis) [illegible] said [illegible]
11:43 PM "Silver Bells" WJIB [illegible] it will be
Christmas Day ... I do Notice [illegible] De Valera
US Born - I've [illegible] President [illegible]
of Ireland is Weak because he can't veto; I
believe if legislature [illegible] comes to
[illegible] he sends it to the Supreme Court
which can declare it unconstitutional [illegible]
[illegible] is mentioned [illegible] Hon Anthony [illegible]; I can't
find [illegible] Queen Elizabeth [illegible] was criticized
for Sending a hosp. [illegible]
Drs & Nurses without consulting [illegible]
[illegible] Prime Minister [illegible] has
exclusive concern ... on same page [illegible] must
remove

John J. Crapo, Pro Se Att ABK
Dec. 24th 2002 Xmas Christmas
Eve. Tuesday (cont. from p. 144)
Hon Ralph Bunche is credited as famous
Michigander - although Mr Henry Ford
Crapo isn't - Neither is grandson who founded
the One (01) auto manufacturing company in
World - which a neighbor of mine who mentions in his biography of Hon. Alfred Emmanuel Smith - but although middle name
of Mr. Smith is important but my last
Name isn't important as middle Name
said corporation maybe it's because "I'm
a stranger in my own land?" Famous
Hoosiers include Hon Benjamin Harrison;
it was where I attended school at
Ft Harrison. A famous Illinoisan and Kentuckian is Hon Abraham Lincoln. Famous
Utahan - Utahan is Hon George Romney - who
was Governor & automobile at Michigan when
I thought was born in Latin America - whose
son is now Gov Elect of Massachusetts. General
Douglas MacArthur is credited a famous
Arkansan too. I don't Notice Vice Cheney
being credited to Wyoming but both
President Bush are credited to Texas as
famous Texans. I did notice in something in
print which I can't find General Davis
was buried in Virginia General Pershing and
Mr Cheney are considered famous Nebraskans
Mr Roscoe Pound is a famous Nebraskan
And Mr Ezra Pound is a famous Idahoan
Ms Ann Landers (born as [P16]) < more

P. Eighteen (18) OK sunday - Jerry
Jan 04 2003

John J. Crapo, Pro Se
My outgoing mail Ex Pt
cont. Dec 09th 2002
9:33 PM 12.4 ounces
via CMRR 7002 2030 0002
2440 7915 USAN (H.E.) Dpt
Hon John Lewis ABA
Speaker J. G. Cannon Hse Off Bld
RM 343 DC 20515
while wrote above - interruption
USPS employee asked for my I.D.
Said I'm busy
0.5 ounces
7002 2030 0002 2295 8105
IDACORP INC Corp Secy
Ms Robert W. Stahlman ESQ
1221 W Idaho St
Boise ID 83702 1007
December thirteenth (13th) 2002
Fri 8:55 PM EST PT
via CMRRR
7002 2410 0006 3807 9205
Ms Dunn or Ms "Vinnie" Dunn 2 ounces
6 Agassiz St Cambridge MA 02140
7002 0510 0003 4355 7310
USADVA Ms Stephen
Med Svcs ADMN Chief
150 S. Huntington Ave
Boston 02130 10-unce
7002 2030 0002 2339 75910
MGH Dr R. A. Hughes MD MPP
Founders Hse Boston MA
02114-3130 10 ounce

John J. Crapo pro se
Dec 24th 2002 Tuesday
10:18 PM WHRB - off theater record
after wishing the community Allahmes
peace + now other programming
Now 10:19 PM to WHB Am Simeon
with banjo or guitar. ?? Man who was
polite to me on subway - who had dog
guitar hanging from his neck to floor
late Sunday or early Monday Dec 22+23d (3)
?? I may check sometime. He talked of reading
he had from improper Bostonian & he got
off sub at Harvard Square - got on at
Charles/MGH - Nice man - maybe a Hill
Billy Billy - when I got off in Lisbon the
train conductor was very polite to me
(I was to Augusta a place where Amer-
can music was danced) once someone was
critical of me because I thought a black man
was a hillbilly from a while ago
My villains Columbia Early Birds Each has
Gen. Benjamin O. Davis (Sr.) in 1940 as first black
Gen'l in USA army - b. in 1877 10:34 PM |
use my Bathroom
Mr J. C. Watts, Junr is credited by World
Almanac etc as a famous Oklahomans to Oklahoma
along with US H. Speaker Former Carl Albert
(1971-1977), and others
I can't find listing elsewhere for Gen Bradley
But he's credited to Missouri, as is President Harry S Truman
for Mississippi I see no credit for Mr Medgar
Evers although NYC has municipal college
named after him. More pp 146

John J. CRAPO, pro se A, AA ABE
my outgoing mail
JP PO 12:53 PM Dec 20 2002
via CMRRR
7002 0510 000343 356610
Hon (Mississippi) Bill Frist - AB, MD, MC
US H of Senators
Richard B. Russell U S Senate
OFC BLDG RM#416 2 ounce(s)
DC 20510
7002 1000 0005 4603 [illegible]196
John Crapo Pro Se, AA ABE
PO Box 400151 2.6 ounce(s)
Cambridge MA 0214[illegible]-0002
4:20 PM Porter Sq P[illegible]
via CMRRR
Banknorth, President or Successor
as Vice chairman or Chairwoman
370 Main St Worcester MA 01608
Dec 21st (twenty-first) 2002 (Sunday)
10:45 PM Et Pt
Express mail EJ 4826[illegible]7 542 US
Occupant
Ten agassiz St Apt 2-S 2.4 ounces
Cambridge MA 021[illegible]0
From me
J J Crapo etc - RJRDED
LCSW my PO Box etc

P. nineteen (19) OK
Jun 04 2003
G. smith - Jones 16/11

John J. Crapo pro se. AAHBE
Dec 24th 2002 (Tues) Kim Ashe.
of my name - Mr Denzel Washington who
Won oscar for another Film - I've admired
and I would think Mr & Mrs. George
Washington would be proud of his pro-
jecting the name Washington - as do the
George Washington Carver and
Mr Booker T. Washington. Exiled King of the King-
dom of Afghanistan returns to his native land. Gaulist
Fr President Monsieur Jacques Chirac Chirac
Wins overwhelming re-election by Fr. Voters by
overwhelming margin the Prime Minister Fr has
come in a Weak third (3d) in the Primary. P29
Documents reveal the Em Cardinal B. F. Law arch
Bishop of Boston Knew of abuse of children by clergy
of Arch Diocese - I think what about scl workers do
they know particularly those educated and who
had academic titles at R.C. affiliated grad
schools of Soc Wrk and why if they did - did
the authorities fail to enforce the fake leaf
action against to protect SCL WRK Clients
Cardinal Law is Harvard UNIV educated AND it's
clear in foreseeable future (my opinion)
there will be no Pope who has an earned
Harvard College degree - because of his failings
he has denied Harv UNIV alumni of that
honor. Nephew of widow of U.S. R.F. Kennedy
is convicted of homicide over 25 years
ago (My opinion - pity they took so long be-
cause figuring circumstances he
might now have been released after
25 years confinement.

P Twenty 4 sixty - four (64)

John J. Crapo, pro se. AAHBE Dec 24
2002 (Tues) Christmas Eve
And then been trained to be an excellent correct
ional scl Wrkr or parole officer - without
having to study that profession at the University
Even before release he could've been adjunct
faculty at a UNIV. grad - college of scl work
July 01st 2002 Congressman Watts JUNR WC
announced he will not seek re-election - ??
to Congress or as Chair of the US Hse Rep
Conference Sept 10 2002 Switzerland & East
Timor are admitted to UN Sept 10 and 27 2002
respectively 10:10 PM children Bethlehem
I Notice President Bush doesn't need to make
a phone call congratulating the Gov - an Premier Minis
ter on his re - party's re-election (my op I
think a good idea - because the call should
be from the Gov Bureau of President who
phones follows by letter - the toll leads
ers of the Major party for required direct
where has the ability of forming a parlia
mentary Government Majority
Carol - from Hav Men's Choir 10:13
PM Hymn - Silent Night chair &
Congregation outstanding letter
that decision must be the worthy US Sec
of State (Gen) Hon Mr Powell. Presumably
President Bush had the opportunity to learn
From QE Elizabeth 2d what it's like to
send sympathy letters & volumes &
attend funerals - resulting from actions
of her ministers & people in the
Commonwealth & Nation

P. Twenty (20) of Sixty Four
Jan 04 2003

Mr John J. Crapo, pro se, Dec 24th 2002
Tuesday, I'm not completely sure I can't find information but Mr Robert Kenneth C. Royal (NC) was Secy of War when it, the Navy Dept & the newly established Air Force was established and it's US Def. Secy the Hon. [illegible] was the former Secy of the Navy Hon Mr James V. Forrestal (NY). It's relevant that in 1950 Halfive (05) stay General George C. Marshall who announced the Marshall Plan at Harvard Univ Commencement was US Secy of Defense having been US Secy State in 1947 - 50 quite possibly before General Davis' retirement figuring he was born in 1912 Mr Marshall would have asked the President to recommend the US of Senators to affirm his promotion to 4 star General. One must keep in mind General MacArthur five star was only a Senior Citizen when President Truman transferred him from Field Commander in Korea to a daily assignment at New York City - so he could also be Board Chairman of a National Bank same as Gen Eisenhower five Stars was a P as an Ivy League Univ President. 1950 Gen Eisenhower was a younger man 1890 then MacArthur unfairly labelled as "Big 60-out Mac" by someone I knew We ordered removed from the [illegible] thrown daggers under ordering to him [illegible] VI (IV the Mr [illegible] William Manchester's) "American Caesar"

p. 21 / twenty-one of sixty - four (64)
Jan 04 2003
PD

Mr John J. Crapo, pro se Dec 24th 2002
Tuesday.
additionally President Truman it wouldn't surprise me understood the debacle General MacArthur had in the Philippines - waiting until the US High Command there had instructed him to engage in combat operations in early 1940 - obeying the traditional rule that military are subservient to civilian officials - and President Truman understood the precedent of the execution of WWII war criminals - Rumors been much - those who [illegible] received heroes welcome - back home including a joint session of Congress although Congress declares war it's the President who is Commander in Chief - and therefore it was clear to the Courts if civil suits were lodged it was President Truman who should be sued for war damages reparations & not to Gen. Davis - other Army Air Force officers commissioned & non commissioned officers for the bombings. and [illegible] [illegible] conscience who failed [illegible] mit to the US of the belligerent who ready to surrender to Gen. MacArthur 9:08 pm. Fr
France 1937 "Children of Bethlehem" a composition infant Shepherds gaze at heavens obscure village, braving the icy cold."
"A Beautiful Mind" story - mathematical genius who has likely schizophrenia nonetheless wins Nobel Prize - was Big Oscar winner in 2002 that can't the Henry Horslaw Crapo whom I thought is a genius and whom I thought under [illegible] [illegible]

John J. CRAPO, pro se, AA ABE
December twenty-forth (24th) 2002 (Tues)
Empress; heading a galaxy of realms, dominions, colonies, condominiums, and other territories, upon which the sun never set upon; numbering 1/5th of the World's population and an area larger than all of Europe combined - although on one occasion - she had many important decisions to make - sometimes as regent, some times as minister of State. Sometimes she was responsible for the Emperor King Emperor's mistakes, in judgment - as when her husband, who relied upon her for advice. When he permitted aboriginal children, as among Australian aborigines, in one occasion, to be separated from their parents and siblings without due process of law - although profoundly respected - her mistakes may never be forgiven. It comes to do these were world the discrimination against them subjected to death. Nazi leaders sentenced to death by international war crimes tribunals - such as members of the cabinet of Hitler, etc. Or in 1936 there were realms she headed as Queen consort + colonial empire she headed as Empress consort - and right close to her death she was making important decisions as when she was queried by the media upon the appointment of the Canadian Governor General who acknowledged the invitation ... ...

p. poverty - dero (22) OK
Jan 04 2003
sixty - fmy
164 pp

mattentively listened ... ... - that music
too 8:35 PM 1664 ... ... been at
JOHN J. CRAPO, pro se - AA ABE
Dec 24th (twenty-fourth) 2002 (Tues)
who asked the Gov General to attend their wedding AND Elizabeth, the HM the Queen Mother + ... of State, said ... the women Gov General was ... + referred further other to questions back to ... of Gov General at Ottawa. My personal view was a SCL ... if I were on duty ... who had many persons desiring to visit a critically ill patient + my ... ... visitors I'd need such a wedding ... from competent authority to admit such a pastor ahead of all except ... trustees, parents + children, and to give ... equal status with biological next of kin 8:18 PM. My thinking includes comment once ... a comm. ... who once said a photo ... the Gov General of a British Commonwealth ... State was ... ... but the pastor of the ... of such ... is not as ... 8:23 PM

only Hon Nathan M. Pusey whom as WWII President of Harvard Univ escorted Dr Martin Luther King Jr. about Harvard Yard. The better ... General Benjamin O. DAVIS JR 2001 1946 1947 when Air Force ... ... 88 1912 ... the US Army Air Force of the US ... DOW ... 1912 34 Next page
Midnight Mass we'll ... 8:35 PM Boston Canada ... Harold ... and ... probably he was in ... Harold Cohen was

John J. Crapo, pro se. AA ABE
December 24 (twenty-fourth) 2002 Tuesday
I thought of my plan to go to Bank this morning, a plan which I had reason to believe I could accomplish. 10:42 AM I try to sleep to 2:00 PM I slept some 88°F I use my Bathroom then I've strong coffee. they I collect some rubbish I Need turkey so to prepare a Spanish Dinner 2:20 PM WHRB - after, put Blue Pillow to head board as my Back rest 2:35 PM I've gas & flavor from the Tomato soup of the AM early - which was in a SQUASHED CAN 2:45 PM Same selection PA PRAGUE SINGERS 2:50 PM Mr albert SNICKTER String quartet # three 'World Wide Web' This can be heard Arabesque... recording 3:13 P.M. Dutch compos. Peter Helandal # Seven 07 Sonata a radio Netherlands 3:25 PM MUSIC of 1850-1900 Steibich -- (?) MUSIC ASA Compact DISCUE Mr... chang 4:02 PM ASA Mr John Brown Renaissance Consort Lyne Compact DISC 4:15 PM String coffee plus one pkg of cocoa (-110 calories) dry cream -40 calories ("C") = -150 calories ("C")
Bobjamin Bridgam's St Nicholas 5:24 PM WJIB cello Singers
christmas DAY Write hospital for documentation my skin disorder My Uncle Valentine AUSTIN -- Compact DISK 6:13 PM 7:10 PM: 3 cocoa-330-200 200 Dry cream cheese 200C Toast = -70 Calories (C)

twenty-three (23) of sixty-four (64) pp
Jan 04 2003

John J. CRAPO, pro se, AA. ABE
December twenty fourth (24th) 2002 Tuesday
7 PM christmas programming WHRB.
"I bring you great tidings great will" --- Story of St Luke Monteverdi Dresden (?) GR Magnificat Famously famous that time - MUCH of this music for Polish Gabrielli Concert by [illegible] Daniel 17th Cent. of Lotchfield Cathedral Boys' & Men's chorus choir Christmas Vespers The World Almanac & Book of Facts 2002 Nov 2003 New York Times the Best Seller Now 1 Dec 20 2002
Which fails to enumerate nearly clerks Members U.S. House & Senators or Representatives I check Food Value two 200 ounces of cheese serve fore 200-100-3-30-200-70 -300-530-70 = 8-30-70 = -900C
7:18 PM - Two (2) cups of Valez the Eminence Bernard Francis Cardinal Law - then archbishop of Boston RC archdiocese & primate of the New England Province the RC church yesterday P 197 at a Mtg of American cardinals at Vatican City presided by the Holiness - US Judiciary of Senate 2002 (on Senior crimes) encountered from US Sup Ct to Venus US Cty Appeals for Veterans claims - p 46 obituary of Elizabeth, the Queen Mother - then 101 years. She would have read who became Queen Consort in 1936 of UK, Iris, Canada, Australia, NZ, So Africa, New Foundland, Iris H. FREE STATE, So Rhodesia (Zimbabwe) [illegible]

John J. CRAPO Paro Se. AA ABE
December 23rd Year 2002 - Monday
My efforts to do things right - ended
up making me look UNFavorable
I use my Bathroom 1:59 PM I try to
sleep. It's hot hot + I'M lethargic
2 PM I try to sleep to 2:23 PM I DIDN'T
sleep Bread, 70 calories ("C")
470 C Two (02) cups Water
cheese 200 C Twice I use my Bath
Cocoa 440 C Room 2:52 PM I
Dry cream 100 try to sleep to 4:56
PM I 810 C slept some - Silently too
I was awake thinking of my many troubles
WHRB 5:05 PM I use my Bath Room 89°F
I File my original copy of Completed
Disposition Form - Research Project on Crew
Retics (Bed Wetters) dated 03 January 1961
CUMBERsome that is 6:11 PM I've use my
Toilet. I had my Bowel Movement I washed Hand
afterwards. I flushed my toilet with bucket
Full of Water. Then I put panfulls of Water
into pail. Then I drank two (02) cups of Water
I put Water in Jar + put jar into My land
person refrigerator 6:15 PM Having
placed the copy my 03 Jan 1961 - it was a
major project Finding place where it was
was - I NOW File 6:24 PM WBZ a US Pat.
al Sure Mon gets a Presidential Pardon for
theft 6:33 P.M. WHRB
Filing cumbersome I thought of
my troubles my concentration is im-
paired

o - twenty - Four (24) or sixty - Four (64)
Jan 04 2003
PP

JOHN J. CRAPO, Paro Se, AA ABE
December twenty - Second (23rd) Year
2002 - Monday 8:05 PM after Filing copy
my letter to AA#29, copy of the letter from
DJ [illegible] Looked I try Now to sleep
- [illegible] I DID Work, I Now difficult (WCUW)
Silence 8:07 PM I try to sleep to 10:40 PM
I try to sleep I use my Bath Room 10:44 PM
I try to sleep to 11:54 PM I slept some
I use my Bath Room 11:58 PM I try to sleep
90°F it is to 1:08 Am December 24th 2002
(Tuesday) I slept None (1902) == -380 calories
("C") tomato soup. Margarine -200 C
Toast (4(35)) = Two (02) cups -140 C
of Water I drank I used 720 C my
Bath room [illegible] 1:40 AM I try to
sleep
Buy archival Book Be [illegible]
pens My
chicken / turkey Freezer 100
vegetables [illegible] Be fee 100
Ten Stamped envelopes 200
+ 100 So maybe three (03) Hundred (100)
Cash to 6:15 Am I slept some
I use my Bath room. It's hot 6:20 Am
I try to sleep to 10:16 Am Very discouraged
I am as I try to sleep I think of my
reviewing all the details of my sending the
Express Mail letter to AA#29 are
[illegible] 10:37 Am I use my Bath Room
I have two cheese sandwiches =
-600 calories ("C") I estimate two (2)
cups of Water I'm discouraged

John J. Craho pro se
Jan 04, 2003
Twenty-Five (25) of sixty-four (64)


We're always open...
Suggestions
to any
SUGGESTIONS
on how we can improve our service...

COMMONWEALTH
CO-OPERATIVE BANK
2 CENTER PLAZA
BOSTON, MA 02108

John J. Crapo pro se AAA[illegible]
Jan 04 In 2003 - Saturday
From my door to the railing is 2½ feet
(two ½ feet). It would be a long very
hard drop
7:20 PM hard pack on sidewalk
2 Common ("Little" Massachusetts Ave
I stand at post adjacent to a walk
dedicated to the late secretary to
the Dean of Harvard University
Law School - probably it was former
Univ. President Hon Mr Derek Curtis
Bok, AB, LLB (?LLD). In fact in
B's Box there was an article of [illegible]
to someone named "Curtis" as
with all such articles not mine
leave them where I found them.
7:37 P.M. Kinko's INC
[illegible] [illegible] 265 DC
In trash next to self serve copier
letterhead of Rt Hon Congressman
U.S. House of Representatives Charles B
RANGEL, letter you can note,
Dec 20 2002 to put on letterhead
+ receipt of Jan 04 2003

John J. CRAPO. Pro se
to P + C
Jan 04 2003
P. [illegible] - [illegible]/26) OK
[illegible] - [illegible] 64/
OP.

John J. Crapo Pro Se, AA ABE
Jan 04 2003
Natls[illegible] [illegible]
5690 W Cypress St
Tampa FL 33607-1744
for MR Maximo Gainza
apt 12, + 2 others same last
Name
thirty-three (33) art in Bay Box
four (04) on floor - one
which is to MSquare from
Fidelity Investments 6:04 PM
Ms Blass in letter box area
+ Nothing in Box for him
While I did above cataloging
Sup't Walked through out to
Shop + several [illegible] coming
+ out
6:45 PM 80°F in my place
toilet noisy faucet dripping
70¢ bread
200¢ turkey as usual
200¢ Mar[illegible]
470¢
470¢ my usual
[illegible] Sandusky
[illegible] (02) [illegible] Wales
1 check
Yes Ohio Gov Taft re-elected
1996 book US Senator John
Glenn co-sponsor [illegible] legislation
to abolish [illegible]

John J. Crapo Pro Se AA + ABE
Jan 04 2003
I knew the Postmaster Boston +
New Engl Region Director US Postal
Service. I introduced a [illegible]
letter carrier to him + [illegible]
that said carrier was issued his
uniforms letter carrier [illegible]
I know from what I [illegible] in
print. I wrote Sp. [illegible]
[illegible] adverse / [illegible]
comments of Mr David E. Hawkins
re said carrier was better off
dead than alive... "I [illegible]
these are hostile comments -
towards the U.S. Postal [illegible]
Wintry night out
some sidewalks icy and
wisps of snow
As I exited my place - [illegible]
[illegible] Apt 31 (thirty-one) introduced
myself to them + advised them [illegible] filthy
[illegible] carpet someone dropped [illegible]
[illegible] hallway - more. While [illegible]
[illegible] Noticed [illegible]
[illegible] tax returns of alleged [illegible]
Apt twenty-nine (29) [illegible]
taken from Box Delivery Box [illegible]
put on floor
I'm anxious about [illegible]
[illegible] outside my Apt door
I [illegible] 50% [illegible]
[illegible]

John J. Crapo pro se
Apt 6
Jan 04 2003

p. twenty-seven (27) OK
sig by - [illegible]

John J. Crapollo Jr.
Jan Fourth (4th) Year 2003
Tried travellers' aid at South
Stat. They're closed" I said said
have you asked the information
person at Amtrak to let you use
phone to call the man ok. Man
walked + left towards downtown
(Washington Street) all I had in [illegible] was stealing my wallet)
5PM I used man's [illegible]
Amtrak + [illegible] proceed to subway 25¢
MBTA #01801 (5:11 PM) So Station to Cambr
5:13 PM Next Stop Mr. John Blass
on subway, inbound - [illegible] at
Downtown Crossing who exited
subway train 5:22 PM at Harvard
Square MBTA Station - with cam
+ chains around his neck. Staggers
out - had shopping bag he carried
5:35 PM [illegible] Lancast
& St [illegible] passed me without greeting
I walked at [illegible] - crossed
by Lesley Univ + church then
waited on Light to cross Avenue
6:43 PM at Big Box Watertown
[illegible] 7 Dec 27th 2002 my subscription
[illegible]
IRS tax Returns Donald S O'HARA
Apt 17 same for MA DOR
02140 - 2839
Mr Pablo A. DeGainza Apt 12
[illegible] EFOS
Anthony J. Amt Amichetti

Jan 04 2003

8 - twenty - eight (28) of sixty - four

1416 Providence Highway Suite Eleven
Norwood MA 02062 CPA
02062 $129
postmarked Jan 03 2003
[illegible] Jan 13 2003
for Ms QURAISHI [illegible]
Ms Faisal A QURAISHI
Ms Patricia L Waddy
[illegible] St Apt 25
MA DOR 02140 2849
Boston Apt # 39 [illegible]
Ms Waddy (Winter 2002-03)
Mikki Waddy [illegible]
Apt 29 (Jan 13 2003
Magazine & News [illegible]
card for Ms Waddy
Miss Patricia L Waddy, Esq
Apt 29 still [illegible] Ms
Waddy alumni [illegible]
Cigna for Ms Anne Kelly
Apt # two [illegible]
Philadelphia Jan 02 2003
No Ret address add
alliance Central [illegible] 393 [illegible]
W Brady Watts 02379-1639
for Ms Laura Jones Apt 19
02140
IRS Philadelphia
For Mr Jeffrey P Barnston
Apt 2

Jan 04 2003

Page twenty-nine (29) of sixty four (64)

nothing for the
Cooperative Central Bank, etc
New Bedford
Sovereign Bank
174 UNION St 02740
is this the former NBIS(?)
New Bedford Institution for
Savings (?)
Dartmouth (MA)
Fall River Five Cents SAV
BK.
136 FAUNCE Corner RD
02747 Mgr.
Ms Nellie M Medeiros, Bkng
officer
Book address is
PO Box 65 SKOKIE IL
60076-0065
Jan June 2002 ISSUE
Thomson's BK Directory Dec 2002
to may 2003
For Boston MA No listings for
Commonwealth Cooperative Bank
PP 10-11
I note in Boston no enumeration
for any BKs with "Cooperative" in their
titles
as I do this I'm uncomfortable
delay failure of my order to be
returned by Commonwealth
Cooperative Bank

and Fleet NAT'L BK
New Haven Savings Bank
195 Church Street
New Haven MA 06510-2009
And PO Box 302
New Haven CT 0650 2-0901
Chairman Ms Peyton R. Patterson
President same
Chief Executive officer same
JP Morgan Chase Bank
234 Church St
New Haven CT 06510-1804
4:16 PM ~~[illegible]~~ not yet

McFadden American
Financial Directory Jan-June
1995 Dimension Thy foundation
for top performers Banks
Thomson Financial Publishing
Commonwealth Cooperative Bank
~~2 Ce~~ two Center Plaza
Boston MA 02108-1906 (MA)
President John H. Corcoran (P25)
Chief Executive Officer
~~At~~ Brenda J. Vikre, Treas.
Fax 617 367-2454
etc
4:55 PM Someone across [illegible] on
Summer Street pleaded [illegible] (106)
to buy a bus ticket to [illegible]
MA I saw more [illegible]

Nothing for the
Cooperative Central Bank, etc
New Bedford
Sovereign Bank
174 Union St 02740
is this the former NBIS(?)
New Bedford Institution for
Savings(?)'
Dartmouth (MA)
Fall River Five Cents SAV
BK.
136 Faunce Corner RD
02747 Mgr
Ms Nellia M Medeiros, Bkng
offices
Book address is
PO Box 65 Skokie IL
60076-0065
Jan June 2002 ISSUE
Thomson's BK Directory Dec 2002
to May 2003
for Boston MA No listings for
Commonwealth Cooperative Bank
PP 10-11
I note in Boston No enumeration
for any BKs with "Cooperative" IN their
titles
as I do this I'm uncomfortable
delay failure of my ORR to be
returned by Commonwealth

Jan 04 2003
Paid thru 1/30/03 OK sig by - Jones(6/1)

and Fleet NAT'L BK
New Haven Savings Bank
195 Church Street
New Haven MA 06510-2009
And PO Box 302
New Haven CT 0650 2-0901
Chairman Ms Peyton R. Patterson
President Same
the Executive ofc Same
JP Morgan Chase Bank
234 Church St
New Haven CT 06510-1804
4:16 PM ~~taxi from~~ not yet

McFadden American
Financial Directory Jan-June
1995 Dimension The Foundation
for the Performing Banks
Thomson Financial Publishing
Commonwealth Cooperative Bank
~~2 Ctr~~ Two Center Plaza
Boston MA 02108-1906 (MA P29)
President John H. Corcoran
Chief Executive Ofcr
~~Mr~~ Brenda J. Vikre, Treas.
Fax 617 367-2454
etc
4:55 PM Someone across track me on
Summer Street pleaded for any (06)
to buy a bus ticket to Springfield

page 31 (thirty-one) OK sixty-four (64)

Jan 04 2003

John J. Crapo Pro Se, AA, ABE
04 Jan 2003 Saturday
No Cnty Probate Ct Reports in
Municipal Yellow Book Winter 2002
462 J
2:43 PM Someone wails &
screams from alley
Various medications / feels
(?) information re: Central Co-
operative Bank & Commonwealth
Coop Bank & Mrs Bellotti & Ms
Vikre but I notice nothing!
Checked S&P's Reports Directors
& Executives 2002 Vol. Two & Three
IN 2002 Edition volume
American [illegible] Business
Directory
Genesee County Sheriff's
Dept
1002 S Saginaw St
Flint MI ~~48505~~ 48502
[illegible] Ms Robert Pickell, Mgr.
Genesee Jail Inmate INFO
1002 S Saginaw St — I don't notice
Flint MI 48502 — thing for Middlesex Cnty MA.
Hon Ms Joe Wilson Mgr
Middlesex House of Correction
269 Treble Cove RD
N. Billerica MA 01862
Hon Ms Paul Norton Mgr

Webster's New Geographical
Dictionary A Merriam Webster

04 Jan 2003 Saturday
(68A) 1972
Flint P399
City of Genesee Co settled
1819 chartered as City 1855
Fall River p. 389
Seaport, manufacturing city, Mass
Bristol Cnty on Mt Hope Bay:
settled 1656 [illegible] 10
1843 & 1928
Freetown Bristol Cnty MA p. 416
Early history that of Fall River, [illegible]
pop Bristol Cnty 444,301 area 554 sq
pop Genesee Cnty Mi 445,589 642 sq mi
Thomson North American
Financial Institutions Directory
Jan - June 2002
214th issue KBB
Massachusetts Twelve (12)
No page numbers
Commonwealth Cooperative
Bank - two [illegible]
Boston MA 02108-1906
Fax# (617) 367-2450
Hrs 9-3 Sat
Officers & Directors
John H. Corcoran, Pres Director
Brenda J. Vikre chief executive
vice officer -
Ms Laura M. Jewer, assistant
treasurer, operations

John J. CRAPO Pro Se AA ABE
03RD January third (3d) ~~2002~~ 2003
The harassment never stops.
My Mama meal 160 Calories ("C")
Soup Fours (04) Slices 140
toasted bread
mayonnaise 200 C
500 C

12:02 P.M.
12:30 PM Sidewalk Porter Sq
"Mgr" Dunkin Donuts & his Joe Roach
Good News PO Porter Sq 12:43 PM
B1 CM Rcpt 7002 2410 0006 3807 6358
(6365) (6211)
7002 2410 0006 3808 6029 (6005)
~~12:48 PM~~ crowded in PO
12:48 PM - Four delivery vehicles
Cambridge PC #239 - Engine Four (04) / ambulance
Professional #775, Cambridge Fire Dept Rescue
Truck (#?? One) outside to curb MBTA
entry
CVS for B. Herald - 50¢ competition in
line someone very spry wanted to go ahead
of me - and lobbied others could, too but
clerk welcomed me on
two (02) more vehicles entered, emergency
MBTA PC (& another (other), 12:59 PM)
1:14 PM two (02) escalators down corridor
level to INBOUND platform one (01) up okay.
I went down elevator
#01811 1:20 PM) someone staggers
getting off - only one (01) door opened

John J. CRAPO. Pro Se Art. ABE
Jan. 4 (Fourth) 2003 Saturday
Just to immediate front. (proceed to
public library Boston Herald
H.E. Gov Romney issues immediate pay
raises to State Legislature but will not
deliver them until he has talked personally
with both, Houses of Representatives & Senators Pre-
sidents officers
1:30 PM Someone named Fiumaka has
died Someone named Stolo man has died
"A Mediterranean Feast" in B+Noble Book
Store Window
I used South Station men's room urinal I used
cubicle - another I finally used behind above
Mr Gifford (Clifford) A Wright author of
said feast book)
When entering MBTA Porter Sq conveying
with box of TIDE opened door I said "I don't
need your help" I waited for person to
enter then I opened door myself & went in
2:13 PM Kirsten Assistant BPL
Carroll's County Directory 2002 Annual Address
table I see has an unabridged dictionary
Webster's Third New Int'l Dictionary
a Merriam - Webster published MA
G + C. Merriam Company editor Chief
Mr Philip Babcock Gove Ph.D. India paper
1966 - Book tattered 2664 pp.
Genesee Cnty State of Michigan
Hon Probate Register 1 Hon V. Kay Rushton
919 Beach St Flint MI 48502

Jan 04 2003

P. Thirty - two (32) of Sixty - four (64)

JOHN J. CRAPO, Pro Se, AA, ABE
03 JANUARY Year Two Thousand Three (2003) Bay [illegible] alcohol. Was [illegible] profits which [illegible] violent crime [illegible] drug war — California permits drugs for medical [illegible] — time to change "common sense" [illegible] Paul Jacobs
9:45 PM Parkinson's FOUNDATION
WJIB (I wonder do I have Parkinson's Disease?)
"No Big Corporate lies... just good music..." WJIB 10:01 PM
10:15 PM I use my Bath Rm 80°F
I listen to WJIB 10:19 PM
10:23 PM Talk [illegible] concerns [illegible] Kerry & John Heinz FOUNDATION
10:52 PM Operation Lifesaver. Story of someone who had accident with a TRAIN
04 January 2003 (Saturday)
Noisy toilet
12:13 AM I try to sleep to 2:35 Am
I slept some. I use my Bath Room &
2:39 AM I try to sleep
3:52 Am Post [illegible] [illegible] at [illegible] Square (Oregon) was a talk show interviewed and also my roommate. We had problem of no heat but when I said that to him there was heat & I said my pessimism is result of my living here.
Loud Noise. I could see a car [illegible] [illegible]

John J. Crapo, Pro Se — AA ABE
03 January 2003 (Saturday)
I use my Bath Room
3:58 Am I try to sleep
4:16 Am it has occurred to me while I was trying to sleep [illegible] [illegible] Walters of 1884/1885 [illegible] for [illegible] Committee [illegible] my change [illegible] my last will and testament. Formerly I'd had nominated [illegible] David E. Hawkins as executor nominee AND Mr Hawkins had [illegible] a research/autobiography I'd done of myself — when I had done at Harvard University [illegible] — which contained numerous recollections of my childhood — growing up in New Hampshire and [illegible] school at [illegible] New Hampshire etc — nearly fifty years ago [illegible]
4:41 AM I try to sleep — more than fifty (50) years ago 4:22 Am I try to sleep to 6:16 Am
I use my Bath Room
6:17 Am I try to sleep
I wonder if we had snow
to 9:06 Am I slept some. I'm still deserving of rest I use my Bath Room 80°F
Strong coffee My weight is 157 LBS
I Notice SNOW Falling
My Bath My oral hygiene:

Post Jan 04 2003

page thirty three (33) OR sixty-four

John J. Crapo, pro se AA, ABE
January 3rd Year 2003 Friday
I'm very discouraged my inability to sleep. I was having restful sleep
5:40AM I try to sleep
5:55AM rumble rumbling rumbles
5:56 6:56AM I try to sleep
6:15AM Noise + Noise-rumblings + clickings and clickings
6:16AM I try to sleep
6:22AM I smell oil
6:23AM I try to sleep to 9:06 AM Some sleep. too silently I thought of my troubles. Noise from within this building repeatedly which wakes me - UP
82°F air temp.
I use my Bath room
9:09AM I try to sleep to 10:25 AM
I DIDN'T sleep. STIFF JOINTS I HAVE AND PAIN I HAVE.
MY COMMODE AND IT'S TANK IS very Noisy 15 LBS.
500 calories ("C") estimate (my main meal. I added zest lemon JUICE and pepper pepper. IT WAS TASTY
10:50AM I try to sleep to 12:15PM
I slept some I use my Bath room
shin I've two two cups water
Ham Bologna 100 calories estimate
Cheese 100 calories estimate
Margarine 200 calories
Bread 70
470

Jan 04 2003

John J. Crapo, pro se, AA, ABE
January Third (03rd) Year Two Thousand and Three (2003) 12:53 PM I try to sleep 1:27 PM Bang Bang Bang, pounding 1:29 PM I try to sleep to 3:18 PM I slept some silently I thought my many troubles Double Double cocoas 220(2) = -440 calories ("C") whipped cream
= -400C my Bowel movement - I wash
and I = -840 dry myself afterwards.
I flush my toilet with pail FULL OF water
I then fill bucket up with water 4:08 P.M.
NOW I get my [illegible]. I FOUND them 4:13 P.M. WHRB
I Do some filings
USPS - My USPO Money order Receipt OF MY Deposit to New Haven SAV Bank
COPY OF COPIES OF letter of Someone else put into my PO Box recently and copy of my mailing to FIN INSTIT. IN QUESTION
4:48PM I try to sleep
My fatigue is so very great
to 7:43 PM I slept some (Use my Bath Room 7:44PM I try to sleep to 8:05PM I DIDN'T sleep more
8:22PM after I use my bath ROOM I've
My Meal 370 740 C it was tasty
2 x (I was Lean CUISINE)
740 calories ("C") by Pasta + Beans
8:27PM I File ~~WH WHB~~ WHB to 9:02PM filings. I do not have more Elevation to do more
My Paul Jacobs 9:20PM

Page Thirty Four (34) OF Sixty - Four (64)

Jan 04 2003

John J. CRAPO Pro Se AA ABE
January Second (2d) Year 2003
2.19 (trash bags) Shaw/Star Mkt 9:18 P.M
3.99 (Black pepper) While I was looking at
.54 [illegible] cheese — I Noticed large Wagon
1.21 turkey — of Folgar's Coffee beans taken
1.05 turkey — from shelves area to supper
8.98 — area that particular article
1.49 lemon juice — was well stocked on
10.47 — Shelves But Buggy
— article 3.47 per lB
10:40 PM to my — 2L 2.5 ounce round tea
apt where I — sprout Gourmet Supreme
used my Bath — at $7.49 per tin Noted
room & it appears — ed to be shared - Same
person(s) have been — for Classic roast at
in it. My Bucket — 3.07 per lb and 7.49
empty of water — per tin 1 Very briefly
And something on — summarize 9:45 PM
Floor, in front of — now also Folgers
my toilet commode — Cafe Latte Skinny
In my place — vanilla Vibe $4.29 per tin
I've lemonade — and all others that
concentrate mixed — category needed to
with cold water — be stored shelved, too
[illegible] great
10:43 PM I exit Bldg to MA Avenue
Kimbo: Mifflin place D (265
Send upstairs
twenty seven (27) cubes
cong of box of Shauna Beans etc
which currently I eat etc.

paged thirty - Five (35) OK
sixty - [illegible] (64)

John J. Crapo, Pro Se AA ABE
January 02ND 2003 — [illegible]
copy of [illegible] pre-[illegible] I also
copy of papers of [illegible] &
enclosure which was mailed to
me & envelope I used to send check to
Bank
Mr abdul... "said Fee worked
New Year's Eve
January Third (3RD) Year 2003 (Friday)
12:10 Am as I walked to outbound platform
form Mr Randolph — with someone else
promenaded by #01813 (12:15 A.M.) subway
outbound Harvard Square
CVS Porter SQ for Boston Herald
Dunkin Donuts Porter SQ maple
Walnut Scone + a [illegible]
Boston Herald - US Senator Kennedy's
Daughter Ms Kara Kennedy [illegible], ESQ yesterday
had surgery for cancer outlook is optimistic
IN MY Place - Myst[illegible] article
I put away
I use my Bathroom 1:50 AM
try to sleep
3:30 AM Banging
3:31 Am I try to sleep
5:10 AM [illegible]
woke me
5:[illegible] AM [illegible] screeching scratching
5:35 AM Banging Noise interrupts my sleep
5:38 Am I use my Bathroom. I
try to sleep

John J. Crapo, Pro Se AA ABE
January Second (02ND) 2003
Wednesday against front of Bldg
was tall Black Man who works
at [illegible] Center Pl 620. USPS Receipt
2002 Filing -
1937 do 4:17 PM my letter to
65 consumer care
NStar - gone

5:35 6:35 PM my Bath & oral hygiene OK
ev slowly doing I used my Bath room
5:55 PM IN Bus Box [illegible]
log IN my way - large Bundle
them IN trash & I [illegible] them
6:26 PM at [illegible] INC [illegible]
(place
(as I was by her little Romance
became crowded. I kept [illegible] base-
ment to avoid trouble I noticed the
gas meter by door & room open - on level
as I went to laundry the [illegible] inside
with large cartons, *$0.9 Boston
Thirty - Four (34) (or [illegible]) Nine (59) Herald (N[illegible]
Surry DC 460 6:49 PM [illegible]
MBTA 7:10 PM / Harvard Square 25¢
#01735 (7:15 PM)
7:25 PM Stay escalator to Amtrak
Station someone fell in heavy coat [illegible]
pullover sweater on - obscuring much of his
head Finally caught by various people
although going up - he went into subway
towards collector area

Jan 04 2003

paid thirty - six / (36) OK sixty - [illegible] (69)

John J. Crapo Pro Se AA ABE
Jan 02ND 2003 (Thursday)
Ft Pt Post Office 7:55 PM
article CMRRR [illegible] [illegible] CM RCRE
7002 2030 0002 2250 8886
7002 2030 0002 2250 96 (2237)
(0165) (6/10)
[illegible] of one [illegible] - receive like
blank Person below had many articles to
Post with [illegible]
[illegible] Clerk / Message Ft Pt
/ Knew a bike [illegible] Series
once
[illegible] you'd want to know
I liked being with you here in Post ofc
[illegible]
My mailing address is PO Box 400151
CAMBRIDGE MA 02140-0002
Sincerely [illegible]
(Mr) John J. Crapo Pro Se
8:05 PM Light went out as I wrote
But still enough for me to finish
#01840 (8:18 P.M.) [illegible]
Light went out - but [illegible] were on
IN Ceiling of passage way [illegible] driveway
to trains - four (04) more [illegible] were on
though -
9:02 PM at Dunkin Donuts Porter Square
Bacon, egg, cheese & toast [illegible] Strong Coffee
B Herald Ms Starr at [illegible]
Suspicious persons [illegible] call [illegible]
President LUAGA - Question asked was
there are "smugglers" [illegible]

John J. Crapo Pro Se
Dec 31st 2002 (tues)
Copy my letter of Oct 23 2002 to my Kay to SEC
3:13 PM at Dewey Square, glancy at me as he left Citizens Bank + walked to curb to attache Ave was Mass former State Attorney General Francis X Bellotti Esq
I yielded to a female walking
3:37 PM at PO Ft Point - who said she's going north and wished to bear past where he had said good luck
Kirsten Br. BPL 4:15 PM No address for Mr Francis X Bellotti Esq - I checked Who's Who in Am + in Sec. No Street direct offices where I assume he has ofc 4:16 PM I did get address Polk City Directory for New Bedford MA
Kinko's, INC [illegible] Plaza 4:25 PM
5:20 PM clerk warned me store closes at 6 PM today

A 14 7 19 7 47
B 05
C 08 7 28 4 cover sheets
D 20 7 51

two (12) sets done copies
So that my copying here is
11 5:46 PM I hurry to find
8 Dept Excavations Front
Park 888 Street Church Boston

Jan 04 2003

p. thirty-seven (37) to sixty-four (64)

John J Crapo Pro Se, AA, AAE
Dec 31st 2002 (tues) Save & Dent
#01602 (6:05 PM) Park Street
to Cambridge MA 02144
Kinko's INC Mifflin Pl. 6:25 PM
265 pc Xerox malfunctioned
so I use Crane, [illegible]
my copies
7:18 PM copying letters [illegible]
+ table of contents done total 39
[illegible]
#01863 (7:34 PM) Subway [illegible] Vault SO 25¢ to Boston - we [illegible] [illegible] oppressively hot [illegible] [illegible] train
Delays at Park Street
Ms Noreen accepted my [illegible] + [illegible] wished me New Years greetings
81 (m) Kors 7002 2030 000 2 2291
Z411 (1957)
7002 2030 0002 236 7 3915
(3922) 7002 2030 0002 2290 8599
8:20 PM South Station (25¢) S. Green
inquired directions to INBOUND [illegible] elev
Mid level / to lower level (S [illegible]
#01647 8:22 PM So [illegible]
CVS Porter Sq - first issue 2003
Newsweek I explained to cashier
I don't practice sculpture
Dunkin Donuts Bacon, egg, cheese
on toasted garlic bagel
[illegible]

John J. Crapo, Pro Se, A.A. ABE
December 31st 2002 (Tuesday) sales associate [illegible] at Fifty Bill below capacity - he said "it's my money"
6.99 / CVS Porter Square / 9:35 PM
CVS Porter for Slim Fast milk & orange juice 9:45 PM
10:10 PM at Big Bog my Episcopal [illegible] & my New [illegible] both in rubbish 80°F
10:54 PM I used my Bath room
Now my New [illegible] December twenty-Fifth (25th) year 2002
WJIB FM AM 10:55 PM
I think about my newspaper and my Episcopal [illegible] left in rubbish downstairs underneath the Big Delivery Box - When I went out earlier today - these two articles were not delivered - obviously it's retaliation for something I've done
12:04 AM January First (01st) Year 2003 Wed. New Year's Day [illegible] at my New [illegible] Episcopal life
12:13 AM 80°F I try to sleep to 1:56 AM I slept some I use my Bath Room 1:58 AM I try to sleep to 6:30 AM I slept some silently I thought of my troubles
[illegible] milk + Slim Fast = 400 (calories) ("C")
I used my Bath room
6:52 AM I try to sleep to

Jan 04 2003

John J. Crapo, Pro Se, A.A. ABE
January 01st Year 2003 (Wed) Silently I thought of my many troubles my housing - I ruminate silently about my mail in trash etc
I use my Bath Room
10:24 AM I try to sleep to 11:43 AM thought of my troubles - my family - Mrs Emily Crapo Lapham Fay etc my former wife etc, my career etc I didn't sleep

Slim Fast	= 400 calories ("C")	-940	
Bread	= 140 C	-200	cheese
Margarine	= 400 C	-1140 C	
	940		

My Bowel Movement, I wash myself afterwards I flush toilet with bucket of water Pail I refill - 11:[illegible] PM I try to sleep to 3:07 PM I slept some I use my Bath Room 3:08 PM I try to sleep to my 3:52 PM I couldn't sleep 76°F
Cocoa (4) (110) = -440 Calories ("C")
Whipped cream 400 C [illegible] PM I try to sleep 840 C 5:55 PM it's quiet I try to sleep to 7:15 PM I [illegible] some [illegible] to sleep some. I've used my Bath Room
Toasted Bread = -140 calories ("C")
margarine -400 C 7:43 PM I
Cheese -300 C try to sleep
-840 C
[illegible]:17 PM a dream I was in

past [illegible] - [illegible] (38) of [illegible] Jan (64)

John J. Crapo, Pro se, AA
ABE January First Year 2002
of Mail From one folder only 2003
article had info internationa
stomach on it - someone say it
and then someone came to
take it back & I said she could
not have it the dream was
preceeded with a prior dream
I was in a corner an occupational
therapist walked by - an
occupational or recreation therapist
I once knew
10:20 PM I try to sleep
Noisey toilet
12:31 AM I try to sleep to
2:14 AM I slept some - I thought of my troubles
silently 2:17 AM I try to sleep to 6:52 AM
I slept some also silently thought of the
harassment I receive
I use my Bath Room
Leaky Faucet in Bath Room Sink
6:55 AM I try to sleep to 9:10 AM
I slept some I use my Bath Room
I've Strong coffee
Slim Fast = 200 calories ("C")
9:56 AM Strong coffee 158 LBS
I use my Bath Room myself My Bowel Move-
ment I wash and dry afterwards
9:59 AM I Search for my records
I work on my File Box # 132 (one hundred
thirty-two) 10:04 AM. WBZ it took

Jan 04 2003

Page thirty - nine (39) of thirty -

Jan 6 / /

John J. Crapo, Pro se, AA ABE
January Second (2D) Year two thousand
two (2002) three (2003) Gov Elect Mr
Excellency Romney was at - Boston Shelter
For Homeless Veterans - They're coming & now
goes to elsewhere for further such troubles
activities
Mr Bill Deal (WBZ)
10:35 A.M. I Filed USP S's receipts my
Wind chill less than 0° F outside
OUTSIDE
JOINTRITIS (For arthritic pain) 10:40 PM
10:40 A.M. WBZ Commercial
10:50 AM Mr Gov Elect "Mitt"
Romney to use same (exact) Bible his
father used when inaugurated as Gover-
nor of the State of Michigan
French restaurant at Newton
roasted chicken, etc WBZ News Radio
halibut summer squash
linger over the meal average of $13 -
closed tuesdays "Wollo nio's suburb of
Lincoln Street Newton
11:01 AM snow through (Gov & m)
through Saturday
Acting Governor "Walked into the office
of Governor for the last time" - which
nearly 15 minutes ago 11:04 AM
Steak & egg Breakfast - nearly $350
three hundred fifty people
11:15 A.M. at WBZ afterward I got strong
coffee. At 11:16 AM Gov Elect now at

Jan 04 2003

Mr John J. CRAPO pro se, AA ABE
January Second (02ND) Year two-
thousand three (2003)
11:41 AM INtense search For my rec-
ord Book
Nicotin replacement 11:50 AM issues
in addition to cardiac problem From
cigarette smoking. side effects to
preventative acts WBZ 11:50 AM
Mr Eliot ~~ABRAM~~ ABRAMS WBZ
WBZ 11:50 AM "that was Eliot ABRAMS
... by the way..." 12:05 P.M.
Hon W. Mitchell ROMNEY, ESQ
Hon Kerry Murphy Healy (SP?) OPH(?)
swearing in
ceremony WBZ broadcast
GOV-Elect paid for his meal at Veteran
~~shelter~~ shelter
12:07 PM Boston Latin School Choir
sings Nat'l Anthem
"House Chamber" ceremony when
inauguration is being held
"We are the greatest state in the UNION
... join hands as we come before God..."
Ms Gloria White Hammond gave the invoc-
ation 12:18 PM Who talks... Maybe it's
Hon Sec of State Mr Galvin - Both oath
and Hon Speaker Finneran admin oath
12:18 PM Mr ROMNEY now his Excellency
the Governor. Both Senate & House leaders
Prez & Speaker performed oath. Mr
Galvin will have his ROMNEY

8. Rorks (40) OR mighty - Jan (64)

Mr John J. CRAPO pro se, AA ABE
January Second (02ND) Year Two thous-
and of 03 12:20 PM signed
Willard Mitch Romney - I think it's
Hon Willard Mitchell Romney ...
Esquire 12:23 PM Registers the Comm-
onwealth of MA signed by the Hon the Lieu-
tenant Governor 12:24 P.M. Proclamation be
read by Mr Galvin says by Mr Romney & Mrs
Healy have been certified as elected
after examining of votes - Mr Galvin
says both have qualified to serve
"God save the Commonwealth of Massa-
chusetts..." "MA Seventieth Governor
12:40 PM "BOX CUTTERS"... Gov. ROMNEY
... I nothing I was what could have mouse-
rohin 2:15 PM WHRB
my dinner 420 calories ("C")
Mediterranean Black Bean with Fusilli
I used Spanish olive oil additionally 200
calories of Turkey (chicken) so total
was 620 calories ("C") Salt & cheese
Scott X WBZ announced 200 calories
("C") 50 calories ("C") so in all my calories
were 670 calories ("C") I've enough for two
more meals of left overs
2:20 PM (File My USPS receipt
Addendum for Dec 31st Year 2002 when I
was on sidewalk Canter St shortly after
12 noon Ms Chief executive officer of
commonwealth took & was strolling
that way but towards Somerset Street

John J. Crapo, Pro Se, AA ABE
31 Dec 2002 (Tues)
receipt in blue ink to say
Divinity School - two (02) my
Eugene - gave me receipt
10:30 AM No mail for me
in my PO BX - Mr Ernest - ..
on duty at counter
I write fax to SEC (202) 942-
9634
comes at White Hen Pantry
11:07 AM
11:15 AM I want Party Seven Subway
633.00 (my USA OVA check)
#01504 (11:18AM)
all this to further trouble is annoy
ing
11:43 AM Comm Coop BK
$633 - at BK
withdrawal $1200 -
ms Tram NGUYEN dollar
AA 17048801 B A1
AJ 82517096 A J10
AB 38543533 Q B2
AA 10021418 B A1
AB 24727069 Y B2
AB 34729575 M B2
AB 27772866 U B2
AB 24868990 L B2
AL 48282600 A L12
AB 285 ~~2600~~ 280481 B2
AB 06954095 F B2

Addendum
page forty-one
(41)

Jan - 04 2003

page forty-one (41) OK Andy - Yours

JOHN J. ~~CRAPA~~ CRAPO Pro Se
AA ABE 31 Dec 2002 (tues)
12:35 PM Ft Pt
$1050 USPS Money orders
12:43 P.M. problem with clerk who
used "shit" Deliberately makes mistakes
again to county to get supervisor,
Mr. Fred Glennon Supervisor
Customer Service Fort Point STATION
12:48 P.M.
1:15 PM Lawyers Stationery
crane's paper large Box / bought
Someone made me wait ... finally,
got my Box
At Corner of Summer Street & Washing
ton Street - I notice smoke & flashing light
at Boston Common
SBARRO WASHington Street
troubles getting receipt for New York
cheese slices - clerk gave me sample - clerk's
& wrote receipt correct information
1:37 P.M.
1:58 P.M. Kinko's Inc. Center
PLZ less than cordial nice clerk on
but still okayed
2:05 P.M. I completing USPS
money orders
2650 copy twenty-five (25)
copies
copy my rent receipt.
Col. Lawrence music played here
of "Lawrence of Arabia"

John J. CRAPO. Pro Se. AA ABE
Dec 31st Year 2002 (tuesday)
4:45 Am / try to sleep / to 6:06 Am
No sleep
7:33 Am after my Bowel movement, Wash and dry myself / Flush toilet with Buckets of water then refill pail
"Mister" according to Webster's Dictionary (of Mr Noah Webster) is courtesy title for a Male. "Sir" is Not listed. Neither is "Monsieur" or "Monsignor" 7:45 Am out of place
Slippery wet Walk - in front of [illegible] Coop sidewalk - two (02) watching me on sidewalk common runners [illegible] behind me. Someone [illegible] on sidewalk asked Name of [illegible] - / No comment.
[illegible] 8:15 Am
I've self svice Key
8:30 Am my [illegible] completed Seventeen (17) copies
I'm upstairs / must inquire men's room 8:45
[illegible] / used men's room
CVS Harvard Sq Boston Herald 50¢
Harvard Sq MBTA 9:05 Am train was Moving inBound as I arrived on platform
Slimfast: -200 calories ("c")
Mixed vegetables -180 c #0191 9:07 Am
-380 c MBTA
B [illegible] - British stockbroker Ricans Knighted - for [illegible] rescuing Jewish Juveniles from Holocaust 1930's

Jan 04 2003

pm Forty-two (42) OK [illegible] sixty-

John J. CRAPO. Pro Se AA ABE
Dec 31st 2002 (tues)
Cm Rcpts 7002 2030 0002 2291
0967 (1407) (2496) 9:34 Am at [illegible] Cmnnn
paid 25¢ MBTA
0945 Am on Subway (9:46Am) So. Sta to Porter Sq #Not on [illegible] inside to last car of train. Slow down
elevator to Lower level / out of Service
IN Bound side of subway #15 [illegible]
Still on permit inside elevator [illegible]
I was on it + one (01) from upper level to mid level
Someone (01) [illegible] with me on car always
Cambridge Central 9:50 Am [illegible]
Harvard Sq Personne gets [illegible]
Harvard Sq but [illegible] I'M right side 10:05 Am I'd [illegible] # of that car
10:15 Am Porter Sq PO Nothing IN MY PO BOX NO [illegible] ADVA [illegible] chk.
Commonwealth [illegible] close at twelve (12) noon
BI CM Forms 2002 24 10
0006 3867 6037 # addressed to [illegible] the Divinity School 102 5 [illegible] St
Chicago Ill 60637-1577 [illegible]
7002 2410 0006 3807 6013
PO Comes out of Svc Po [illegible]
Sq
10:24 Am two (02) comes
[illegible] Porter Sq 10:26 [illegible]
[illegible] (Made [illegible]

John J. CRAPO, Pro Se AAABE
Dec. 30th 2002 (Monday)
letter re: my [illegible] Group. INC Stockholder proposal
man fell asleep who wanted to use corner - I left not at 6:10 PM & 6:18 PM he woke to use
6:35 PM NStar Truck School
Stct MA Comm plat #30-690
#01709 7:04 P.M. Subway South Sta to
Porter Sq [illegible]
Cao I paid to impel Mr John... I explained my work formerly I'm unemployed LCSW my problem I don't practice SCL WRK. MN concerns of suicide - my own troubles & they getting involved [illegible] - problem [illegible] of working at a clinic AND working from my [illegible] RM [illegible] clients who may or may not be suicidal self destructive, who commit self mutilation
7:20 PM Rude indifferent grown-up young man on subway - no [illegible] but questioning but a waste of time the dep - son who - I explained I live in my (car) room + I've had numerous disappointments & lifelong unhappiness - it meant nothing to the conversant. I explained I'd gone to Harvard Unit IN 3 seconds as he got off train he said "What did YOU study"
Shaw Star Mkt 7:35 PM
70 ¢ turkey 420 bologna
1.03 ¢ turkey

Jan 04 2003

John J. CRAPO, Pro Se AA. ABE
December thirtieth (30th) 2002 Monday
36 ¢ cheese 76 cheese 88 cheese
86 ¢ cheese 52 cheese 92 cheese
1.22 clrk at 1.28 Shaw Star 1.80
1.73 6.03 at checkout coffee 2.4 4.00 (soup)
1.28 clrk + boss 1.6 .75
2.80 both were 9.1 6 and NICE .50
6.03 17.75 Cream 2.9 .50
.64 17.90 25.65 12.1 5.75
6.67 7.75 .75 5.7 2.00 soup
25.65 26.40 17.9 7.75 (2)
Lots being sent of food
8:28 PM at Big Delivery Book - Nothing for Me 8:40 PM IN MY Place Room
laborious climb up stairs
("C") 10:08 PM soup with broccoli = -150 calories
English muffins = -300 C
cheese -400 C
Margarine -200 C
-1050 C
10:13 PM I try to sleep
hot in here - I'm starting to sweat
I searched for my flashlight - two straps, two
10:17 PM I try to sleep to 11:37 PM I sleep
some I use my bath room 11:35 PM
try to sleep to 1:37 AM Tue Dec 31st 2002 (Tues) I use my bath room 1:35 AM
I try to sleep to 4:40 AM I sleep some
I thought of my troubles when I try to sleep - MY WORRIES
4:43 AM I use my bath room
4:44 AM I try to sleep

page forty-three (43) OK
sixty-four

John J. Crapo Pro Se AA ABE
Dec 30th 2002 (MM)
Vacuum cleaner on (can't find
one letter ready to copy it was on
floor
More self Svce comes problems!
It's wrong on drawers amounts of pages
- - -
Strong loud speaker - hurt me - I became
confused 9:55 AM slowly I AM etc
I Duplicate my State Retirement Check
$864.80
Sixty my USASS ADMN Chs
$182 Dec 18 2002 Sixty (60)
182 Nov 20 2002 8
10:11 AM $480
10:15 AM Ms Domenic -- then Ms Serg - - -
Mr Karl N - - Whose to take my payment
delay - cum hereafter afterward
300 B Herald 10:25 AM J.A. Do Guglielmo
Square 25¢ Metro Harvard Square as
arrived a train departed
#01695 10:37 AM I sit on Semi crowded
subway car
B Herald sad news: Iraq or my
cabinet minister who recommended it
President be conciliatory
Jan 08 2003 Shareholder Meeting Comm Coop
BE Va Wednesday
11:05 AM Comm. Coop
11:13 AM I deposit my Retire ck
864.40
[illegible]

Jan 04 2003

P. Forty-Four (44) of Sixty-Four (64)

25

John J. Crapo, Pro Se. AA ABE
Dec 30th Year 2002 (Monday)
Thursday on Dec 31 2002 closed at Noon
time
182 — $364 11:35 AM
182 Mr Crewe
then I withdraw Ms Carissa Burnell
$360 Bills Teller
$100 AL 98239085 A C12
$100 AA 69841607 A A1
$100 AB 20460457 V B2
$10 28109125 E 7
$10 02306464 B B2
$10 BC 14817719 A C3
" BA 44797313 A A1
" BC 94136111 A G7
" 35522121 A C3 11:50 AM
The Co-operative Central Bank Share Insurance
Fund 75 Park Plaza Boston MA
02116-3934
12:13 PM Shares $10.13 I bought [illegible] J. Kelly
Bod Mr Rick - - - here vacuum - Rick:
12:30 PM Lawyer - Speaking - (cars:
paper twelve (12) gentlemen. Wishes Mr holiday
holiday - - - I - - -
1 PM at [illegible] in hallway - Bldg
I plan to buy $300, money only or $250
250 (364) I Plan
Air (05) 10"x13" envelopes
250 MO. - USPO also Air Stamped
then envelopes
1:50 P.M. Ice cream [illegible]

John J. Crapo, Pro Se, AA, ABE
30 December 2002 (Monday) at JB
Scoops So. Station [illegible] (glaring
at B [illegible] Ms Brenda Starr had fals
from chairs. #01739 (MBTA) 505 [illegible]
2:13 PM / 25¢) crowded train across
from me a seat with [illegible] pass-
enger who next to me crossed to other
side to sit next to someone (?)
Porter Sq PO 2:42 PM 1 lost 10
my PO Box [illegible]
N.E. Utilities Div ck 81.68
Dec 31 2002
Blank CM Rcvs 7002 2410 0066 3807 6485
(7737)(7715)(7706)(7621)(7614)(7607)(2539)
(7508)(7409)(7379)
I'm concerned my USAOVA ck has failed to
be delivered yet - AND I have not received
my receipt of payment of my PO Box rental
3:30 PM Brooks Pharmacy for
Cambridge Chronicle 75¢ I checked to
see if any Campbell soups are sold here
Mr Lee, Mgr (?) Mr Rick Lee (?) (?)
3:43 PM at Roseland St [illegible]
light someone called me "Sir" I said I'm
a US Citizen & Sirs at are Baronets [illegible]
have them here I said I'm "Mister" and
he made a threatening gesture at me
I told him to stop! Man said Monsieur's
used & I said I'm Mister
Dunkin Donuts Porter Square
4:02 PM Bacon egg Cheese toaste[illegible]

Jan 04 2003

Pax Forty-Five (45) or Sixty-

Tom

John J. Crapo, Pro Se, AAA BE
Dec 30th 2002 (Monday)
No Bacon in my sandwich - simply it was
egg & cheese   egg & cheese bun = 1.79
Bacon, egg, with cheese → 2.69 } 4.18
my medium coffee is (basic pr) 1.49 } .10
I got Ten Toff. $3.10 was [illegible] 4   4.18 0
without discount   .42
price was 3.95   3.52 4.20
#01750 (4:40 PM) subway car to
Park ~~St~~ STREET
Kinko's Inc Center P/2 5:10 PM intrusive
person here. I bought Altoids 2 - 29 I'll use
DC ~~[illegible]~~ 265 DC [illegible]
First I'll copy PP [illegible] earlier of
Store name.
5:20 PM Someone [illegible] [illegible] [illegible]
towels
Mr Greg Esposito (?) [illegible] (5:25 PM)
Ninety - Four (94) [illegible]
USPS receipts for 3849 Dec 26 2002 &
Copy my letter & ex [illegible] to FCC
Copy my letter & exhibits to STATE
of IDAHO
~~USP~~ Copy my letter to US Post
Office Porter Square
Copy my State ~~[illegible]~~ Retirement
BOARD payment
must I'm very fatigue - wish to do more
but I stop now I'll buy [illegible] (?)
paper upon my exiting [illegible]
also copy of [illegible] Action

Jan 04 2003

John J - CRAPO. Pro Se AA, ABE
December Twenty-Seventh (27th) 2002
Wales

Harvard Magazine (Jan-Feb 2003) 1:36 PM WHRB 1:37 PM WBIB
inattentively I glanced at my Harvard magazine - I noticed very costly vacation opportunities

1:58 PM I try to sleep to 4:01 PM I slept some also silently I thought of my troubles 87°F I use my Bath Room I'M Logy. No incentive DO I Have i'm Lethargic

4:06 PM I try to sleep to 5:44 PM I sleep some silently I thought of my troubles

Yams = -800 Calories ("C") 800
Toost = -140 C > -340 C
Margarin = -200 C -1140 C

6:20 PM I look with apprehension towards tomorrow -

I think of troubles my last time in Launderette. The Troubles continue to escalate. IT's Been a Very hard Year

6:25 PM WHRB 6:39 PM WBZ
casino gambling referendum at State of Mayne

Two USN aircraft carrier groups ordered to prepare to go for go for IRAQ
IRAQ scientists UNCOOPERATIVE IN answering UN Inspectors INSPECTORS' Questions. Assoc. Press top MA Stories 2002
Archdioces Sex Scandal

Page forty-six (46) of sixty-four

MR JOHN J. CRAPO pro se AA, ABE
December Twenty-Seventh (27th) Year 2002

US Senator Kerry's Candidacy for Presidential Nomination

I PONDER OAKIE DOGIE use of - recently by Clrk USPS at Fort Point - & as recently By Clrk at USADVA When I departed From A MED APPOINTMENT

USA Ambassador to Republic of IRELAND has resigned - saying he was discouraged at Being excluded from peace talks IN British Province of Northern IRELAND

7:02 P.M. WHRB

7:10 P.M. I Try to sleep to 8:15 PM I slept some I Use my Bath Room 8:17 PM I try to sleep to 11:40 PM I slept some
I Use my Bath Room 88°F

11:42 PM I try to sleep

1:13 AM December Twenty Eighth (28th) 2002
Saturday - nocturnal emission - my Fourth since my surgery. The dream had me at Falmouth MA Staying IN a rooming house. a delivery man called on me - Very Strong - with Strong grip - who tested my strength. Who Knew he was Stronger than me but was polite 1:16 AM I try to sleep to 3:42 AM I slept some I use my Bathroom 3:44 AM I try to sleep to 6:08 AM

a dream WBZ provided a Very costly Service an organ could be removed from Body and stored - to be Used later in life When it is Needed when another organ

John J. Crapo Pro Se, AA, ABE
Dec 26 2002 (Thurs) Mr
Richard Griffin has written an endear-
ing article on the Roman Catholic
Church of Boston Wst. Watertown
Tab has art. adv. a Christmas Capuano at
own of Belmont own hall Fri Dec 20 2002
focus Belmont Wheel beginning Jan 2003
will no (comp) to N Camp. District
11:05 PM First Night at New Bedford
Grace Episcopal Church at Newton
Corner services Sun Dec 15, Sun Dec
22ND, Tues Dec 24 + Wed Dec 25
2002
IT'S Mr DAVID ~~BRUDNOY~~
BRUDNOY - WBZ
11:38 P.M. I Wonder did I send the
right amount of payment to get the
Newton Tab. I use my Bath Room 11:55
PM 11:59 PM ~~I try to sleep~~ I had
turkey sandwich 70C bread
two(02) cans 200C mayonnaise
water 200C turkey
470C
11:59 PM I try to sleep (Ham) I put in
my garbage 10 AM Dec 27 2002 (Fri)
day I slept some I use my Bath Room
6:01 AM I try to sleep. It's hot I
sweat. so 9 AM I slept some silently
I too thought of my many troubles
I use my Bath Room
air temp is 86°F

Jan 04 2003

page Forty-Seven (47) OK nights.

JJC

John J. CRAPO, Pro Se, AA, ABE
December twenty-seventh (27th) 2002 Friday
I now try to sleep 9:05 Am to 10:52
Am I slept some silently I decide to
go out today or do I go to tomorrow. My
thinking I posted my PO Box rent fee yester-
day: so why not wait until another
day as gone by - the Post Office PO has then
had chance to credit my payment. I think
too of my troubles - I'm a poor 4-disliked by
so many people. 86 °F
three (03) servings Slim Fast 3(-200)-600
calories ("C") I wash my milk pitcher with
hot water + then I put Fresh water in it.
11:23 Am My TIME Almanac For Year 2003
11:37 Am I Finally Found it - DURING
my sleep attempts I heard thump - I
FOUND my time almanac 2003 on Floor
I turn on WHRB
I'VE DISPAIR
~~Gist~~ AFGHANISTAN - ISLAMIC EMIRATE OF
AFGHANISTAN 12:26 P.M 11:3 PM major
difference I Noticed between World Almanac &
Book of Facts year 2003 & Time Almanac is latter
list the winners of the Nov 2002 National Election
I'M Despondent 12:40 PM I try to sleep 1:10 PM
I used my Bath ROOM - I Had Bowel movem-
ent I wash + dry after wards - Toilet DIDN'T
FLUSH - I poured Bucket of water IN it
then another Bucket of water. Finally
it was empty defecation
then I put more water in Bucket

John J. CRAPO, Pro Se, AA.ABE
Dec 26 th 2002 (thursday)
my turn / now although I was first)
to use self svc (10 hrs)
5:37 PM someone W/Larry - - - he has
walked out without turning in the locker
any key & paying for the copy
6:35 PM I Walter FT CRAPO
come to warm up - duplicate receipt
I found inside here & my name to clerk
when I gave it to clerk I turned it off
self svc comes off afterwards
When I sent via certified to Keef
I gave my note & original receipt
to clerk - She wanted an oral
explanation too
At South Station MBTA 25¢ 7PM
mid level before I got to track level I some
one asked me for 25¢ & I declined
now someone as I sit spare - with
map on wall
#01754 (7:04 PM) INBOUND
8:05 PM Dunkin Donuts porter SBU
are Bacon, egg, cheese on toasted sesame
Bagel also a fancy pastry a crusty
Boston Globe (50¢) I bought at corner
Davenport St & MA Ave before I came to
here has obit of Mr Harvey also an ad
on consent forms for Med research
+ tonight TV had 10PM a documentary
on him (late) Thomas Hart Benton

Jan 04 2003

Page forty-eight (48) of sixty-four

John J. Crapo Pro Se AAA-BE
Dec 26 th 2002 thursday
8:18 PM shaw's star
1.13 turkey
.50 turkey
.74 turkey
1.63 / 2.24 / 3.87
Hot Cocoa 1.50
Plain UN-sugared sweet exel 1.50 / 5.10 / 5.10
Bread 3.60
Time almanac 10.99 / 17.48 / 7.48
Slim Fast 6.49
22.58
26.45
26.45
2.63
29.08
4.63
23.71
30.87 total 9:04 PM
tissue .69
sweet potatoes .50
slush cod and .75
carrots .69
2.63
2.00
4.63
IN entry way Big Box
Someone - "female" of Manjust entered 9:37 PM
Ms Waddy's Brown env - also from TX
Still have & doors & other articles as well three (03)
or four (04) more - (one to someone else at that
address) - all of which I leave as I noticed
them also a Box! 9:43 PM
9:45 PM I climb stairs & I notice
two exited Apt 31 - I went up the
way but I saw them going down & I heard
them too
10:30 PM two (02) servings - slim fast
= 400 calories ("C")
Disappointed - what I thought was turkey
was another kind of meat
10:35 PM - I glance at my - Waterford
Jason 20 Dec 2002 (thurs)

6

John J. Crapo ~~pro se~~ pro se
Dec 26 2002 (thursday) JJC/JJC Dec 26 2002 4:13 PM
AL 479 855128 L12 (50)
AL 975800314 C12 (50)
F5 07(1)68665D 6 $(10)
BK 70640092A K11 ten
CB674 7426B B2 ten
B623910812B 67 F10
BC 46322222B C3 Five
BK ~~2900~~ 2904108 3A F6 Five
BB 69195626 B B2 Five 11:37 Am
Note to customer saying
"thankyou for the use of toilet to repair torn bills Sincerely
Pelhassi [illegible]
John J. Crapo pro se"
Burger King [illegible] [illegible]
chicken Whopper [illegible]
Coke.
Boston Herald - news of holiday
denies yesterday photograms
visit of R (illegible) St Frances
12:13 PM 12:45 PM at KK
PT (IN hallway of BLD
$109 my PO Box ann fee
$110 my Fleet Vault ann fee
on my way to PO Square some
ice fell from Bldg Bldg side
to school St ice fell from roof
said Building Fleet Boston Financial
warning sign "falling ice" on sidewalk
I crossed to Fidelity side of street

Jan. 04 2003

Page forty-nine (49) of sixty-four (64)

7

John J. Crapo pro se AA ABE
December 26 th 2002 thursday
1 PM my [illegible], I [illegible]
Ft PT PO $100 110 [illegible] (as)
envelopes
1:28 PM Kinko's INC PO Square
a big employee good [illegible] - [illegible]
football size welcomed me asked
how I am I said I'm glad to meet
YOU " 1:45 PM an employee
up on ledge INSide Kinko's (by picture
window) [illegible] [illegible] picking up
awkward bulky article
thirteen (13) [illegible] PO Box [illegible]
corned Lamer 5455
afterwards I worked
90 d [illegible] [illegible] on [illegible] [illegible]
envelope for USPS. [illegible] [illegible]
clrk swore "... shit" Had
[illegible] failed to use computer [illegible]
4:20 PM I've been [illegible] looking
the above [illegible] PD 1-07 [illegible]
I'D used up all paper [illegible]
Book for [illegible] in Dec 2002
4:25 PM now my Fleet Vault
payment - I'm drowsy
4:50 PM [illegible] bore walk [illegible]
exited
4:55 PM, left to Kinko's INC
5:03 PM use 569 DC terminal (Lorry [illegible])
Corned my
Someone has seized [illegible] [illegible]

4

John J. Cooks, pro se AA ABK
[illegible] 26 Dec 2002 Thursday
today is St Stephens Day
[illegible] was ordained Deacon
and he was [illegible] where
[illegible] was [illegible]
of high [illegible]
8:44 Am I slowly [illegible]
8:55 Am [illegible] drawing
snow has stopped I notice [illegible]
[illegible] outside
9:26 Am in my Box [illegible]
and [illegible] Brown envelope from Ms
Beverly Waddy 2418 Limestone
Drive Arlington TX 76014 - post
marked Dec 17 2002 I learn as
is with zipcode addresses
changed from 02138 to 02140
10:08 Am difficult walking
slipping snow - snow crusty water
at sides of streets Avenues
cumbersome crossing at intersections
e.g. slippery walks on Cambridge
Common and [illegible]
[illegible] INC [illegible] Mr
Domino's DC 265 [illegible]
10:23 Am Eleven (11) [illegible] ch my
NStar + N.E. Utilities Div checks
current [illegible]
Before getting [illegible] snow shovelers
corner of Humboldt Ave + Linnaean
St [illegible] since 1977

Jan 04 2003

pare F [illegible] (50) OK [illegible]

5

John J. Cratsos, pro se AA ABK
December twenty sixth (26th)
2002 Thursday
me - man shoveler said: I respect
you.. " I said I've no letter from
you. I said I don't know you.. "
"I don't have letter from you.. on way
construction in front of Fleet Boston Fin
Corp 1414 MA Ave 02138 - things up -
right in front bars - cardboards - [illegible]
up him - dangerous for me
Mr Kevin Crane [illegible] side
walk walking towards [illegible] from
side Mt Auburn Street from [illegible] port
hole of Subway tunnel
icy sidewalk
MBTA Harvard Square 10:40
Am 25¢ MBTA Harvard Sq 10:45
Am
President Bush talks of shareholder
dividend tax cuts Bishop [illegible] linked
to sex misconduct matter of Archdiocese
of Boston
11:08 Am Commonwealth Cook Bk
250.16 NStar Div chs
81.68 Northeast Utilities Div chs
331.84 Deposited 11:25 By
Mr Shaun Crewe (sp?) $300
cash
AB 81393675 B B2 (50)
AK 50573847 A KH (50)
AJ 16867482 A J10 (50)

John J. Crapo [illegible] ABE
December [illegible] 2002 [illegible]
[illegible] 2002 3 WORK
When [illegible] power still
out [illegible] 8:48
PM I try [illegible] power
restored [illegible] [illegible]
[illegible] [illegible] which
do not [illegible] 8:10 PM I try
to sleep to 10:49 PM I [illegible]
I use my Bathroom 10:51 PM I try to
sleep [illegible] PM No sleep I thought
of my Mother [illegible] My [illegible]
Mr. W. P. Segarra AND his Family [illegible]
[illegible] my next door neighbor [illegible] is
F. Segarra family [illegible] Christmas
Day. I thought of Mr & Mrs Hopp his
son Mr Mark Hopp. I thought of
Mr Russell Temperley thought of my
sadness and many disappointments
I put more blank [illegible] between them
[illegible] Christmas Day is nearly
over. I think of my disappointments
How unhappy my life is AND how
unhappy my life has been
11:52 PM I try to sleep to 12:35
AM Dec 26th (Thurs) 2002 [illegible]
I use my Bathroom [illegible]
[illegible] - 200 calories. I use my Bath
room. I Don't Know whether it will
Be snowing in morning. I'm very
[illegible] 1:07 AM I try to sleep

JAN 04 2003

P-[illegible] 15 [illegible] OK [illegible]

John J. CRAPO [illegible] ABE
December 26th 2002 [illegible] 3:45 PM
I Dreamt of a large mansion
there were two (02) women [illegible] a small
horse drawn cart [illegible] was large
square/rectangular Blocks
4:02 AM I try to sleep. I having
used my Bathroom
it's hot. I'm [illegible] to 6 AM
My bedroom [illegible]
was [illegible]
Window although there is a
heavy snow [illegible] I can get close to
window to notice [illegible] further
Now I think of my Bath [illegible] checking
of my weight
[illegible] my Bathroom 155 LBS
88°F
toast 4 (35) - 140 calories (?)
strong coffee - 000C two strong
margarine - 200C - coffees
= 340C
then my Bowel movement I wash
dry afterwards. [illegible]
[illegible] bucket water [illegible] much
to flush it then I pour more wat
er into bucket.
I glance at Kentucky [illegible]
resolutions Mr Thomas Jefferson
Mr John Breckinridge [illegible] in
them - States Rights theories
criticism [illegible] acts &
[illegible]

JOHN J. CRAPO, RSO AA-ABE December
25th Year 2002 Thursday [illegible] (002) Wednes-
day Christmas Day 8:0? PM I Found
some I've a flashlight which I keep on my
Bedpost factored to my [illegible] hat this
is inconvenient This inconvenience is very
troubling 8:09 PM I [illegible] out
my Bathroom window light out Scituate
& Weather in Buildings I used my Bath
room I had cup of milk — 80 calories
(C) it was chilled but not cold e-
nough for me. I'm unhappy. I'll turn
on WBZ (8:13 PM) Christmas carol. I
wish weather news 8:15 PM it was
wrong radio station [illegible] WBZ on
a talk show Kitchen flash light is un
connected so my [illegible] since
a self sufficiency is not so self
sufficient 8:30 PM I hope for news
8:35 PM talking [illegible] home an
part of sky marshall to make sky
safe. commercial of Pontiac cars
Ms Dan Boudreau — plows in Boston
Flooding in some places 40 mph
speed limit on Mass [illegible] spinouts
and sliding 8:40 PM the show
host back 8:43 PM [illegible] un
concerned about inconveniences of
climatic disturbances in service area
of radio station — and weather
forecast — I'm interested in morning
Weather 8:43 PM I [illegible]
How I'll be able to find — my flash

Page fifty-two (52) of sixty-four

Jan 04 2003

JJC/jjc

Jan 04 2003

STAR MARKET PORTER SQUARE
BILL WHITE STORE MANAGER #617 492-5566

Thursday January 02, 2003 09:54PM
Lane 11 Transaction ID 4422

Welcome Rewards Card Customer
Acct no. 44440823728

SERVICE DELI		
CHEESE ENDS	F	
0.27lb @ 1.99/lb		.54
(2)TURKEY ENDS BU	F	
0.61lb @ 1.99/lb		1.21
0.53lb @ 1.99/lb		1.05
SERVICE DELI Subtotal		2.80
GROCERY		
MC VALUE BLK PEP	F	3.99
REALEMON LEMON J	F	1.49
GROCERY Subtotal		5.48
HOUSE HOLD ITEMS		
GLAD TRASH BAG	T	2.19
HOUSE HOLD ITEMS Subtotal		2.19
SUBTOTAL		**10.47**
SALES TAX	2.19 @ 5.000%	.11
TOTAL		**10.58**
CASH		11.00
CHANGE DUE		**.42**

****

USE YOUR SHAW'S REWARDS CARD
EVERY TIME YOU SHOP AND SEE
HOW MUCH YOU SAVE!
WWW.SHAWS.COM

****

"EXPERIENCE THE TASTE OF
SHAW'S SIGNATURE BRAND"
THANK YOU FOR SHOPPING AT SHAW'S
010203 21:54 31 11 04422

P. fifty-four (54) of sixty-four


TTW
P.O. BOX 2675
Worcester, MA 01613
CT Lic. 3676
Store at room
temperature
FRISBIE'S
APPLE PIE
FRISBIE'S
APPLE PIE
NET WT. 4OZ. (114g)
2/$1.00

Jan 04 2003

FRISBIE'S

Nutrition Facts

Serving Size 1 PIE

Amount Per Serving	
Calories 370 Calories from Fat 120	
	% Daily Value*
Total Fat 13g	20%
Saturated Fat 2g	11%
Cholesterol 0mg	0%
Sodium 350mg	14%
Total Carbohydrate 59g	20%
Dietary Fiber 2g	11%
Sugars 46g	
Protein 4g	
Vitamin A 2% • Vitamin C 6%	
Calcium 2% • Iron 6%	

* Percent Daily Values are based on a 2,000 calorie diet. Your daily values may be higher or lower depending on your calorie needs:

		Calories: 2,000	2,500
Total Fat	Less than	65g	80g
Sat Fat	Less than	20g	25g
Cholesterol	Less than	300mg	300mg
Sodium	Less than	2,400mg	2,400mg
Total Carbohydrate		300g	375g
Dietary Fiber		25g	30g

Calories per gram:
Fat 9 • Carbohydrate 4 • Protein 4

Apple Pie: Apples, flour, water, partially hydrogenated soybean oil, sugar, nonfat milk, corn syrup, modified corn starch, salt, dextrose, cinnamon, potassium sorbate and sodium propionate (preservatives), citric acid, xantham gum, caramel color.


0 11233 09701 9


FRISBIE'S

page fifty-five (55) of sixty-four
John J. Crapo pro se
Jan 04 2003

Nutrition Facts
Serving Size 1.5 oz. (42g)
(Makes 1 cup prepared)
Servings Per Container about 4

Amount Per Serving	as packaged	as prepared
Calories	150	210
Calories from Fat	10	25
	% Daily Value**	
Total Fat 1g*	1%	4%
Saturated Fat 0g	0%	3%
Cholesterol 0mg	0%	0%
Sodium 10mg	0%	21%
Total Carbohydrate 30g	10%	12%
Dietary Fiber 4g	16%	20%
Sugars 2g		
Protein 7g		
Vitamin A	4%	15%
Vitamin C	4%	10%
Calcium	4%	6%
Iron	15%	20%

* Amount in as packaged.
** Percent Daily Values are based on a 2,000 calorie diet. Your daily values may be higher or lower depending on your calorie needs.

	Calories:	2,000	2,500
Total Fat	Less than	65g	80g
Sat. Fat	Less than	20g	25g
Cholesterol	Less than	300mg	300mg
Sodium	Less than	2,400mg	2,400mg
Total Carbohydrate		300g	375g
Dietary Fiber		25g	30g

Calories per gram:
Fat 9 • Carbohydrate 4 • Protein 4

Ingredients: Enriched pasta and enriched vegetable pasta (durum semolina, tomato, spinach, niacin, ferrous sulfate, thiamine mononitrate, riboflavin, folic acid), pre-cooked beans, herbs and spices.

REILY FOODS COMPANY
640 Magazine Street
New Orleans, LA 70130



OPTIONAL SERVING IDEAS
MEDITERRANEAN BLACK BEANS WITH FUSILLI
The sun drenched Mediterranean gives us this beautifully simple but wonderfully delicious recipe, blending garlic, pepper and a splash of lemon juice with pasta and beans. To prepare, use our creative dish kit plus the items on the shopping list.
SHOPPING LIST
1 teaspoon
1 14½ ounce can
1 14½ ounce can
1 Tablespoon
1. Bring olive oil, broth and canned tomatoes to a boil.
2. Stir in package contents (both larger pouch and spice packet).
3. Return to a boil. Reduce heat and simmer, covered, for 15 minutes or until pasta reaches desired consistency. Stir occasionally. Remove from heat.
4. Stir in balsamic vinegar or lemon juice and serve. Top with grated cheese if desired. Salt and pepper to taste.
OPTIONAL RECIPE WITH MEAT
Cut into 3/4" chunks up to one pound of boneless chicken, pork, or beef. Sauté in olive oil until brown then follow Step 1 above.
SEPARATE SPICE & PASTA PACKETS TO PRESERVE FRESHNESS
Easy Clean Up! Everything cooks in one pan.



JJC/jjc

p. fifty-six (56) of sixty-four





BEAN CUISINE
PASTA & BEANS
CREATIVE DISHES



FUSILLI



BEAN CUISINE
PASTA & BEANS



15
MINUTE COOK TIME



4
1-CUP SERVINGS

Be sure to try the other Bean Cuisine® Pasta & Bean Products

- Country French Beans with Gemelli
- Florentine Beans with Bow Ties
- Barcelona Red Beans with Radiatore

Also try our lineup of Bean Cuisine® Bean Soups

- Ultima Pasta E Fagioli
- Thick As Fog Split Pea
- Island Black Bean
- White Bean Provencal
- Lots of Lentil
- Mesa Maize & Bean
- 13 Bean Bouillabaisse

PLEASE CALL OR WRITE TO US. WE WELCOME YOUR COMMENTS.
1 (800) 535-1961



BEAN CUISINE®
PASTA & BEANS



COOKS IN 15 MINUTES
MEDITERRANEAN BLACK BEANS
WITH FUSILLI
Includes Pasta, Beans, Herbs and Spices
NET. WT. 6.2 oz. [175g]



BEAN CUISINE
PASTA & BEANS
CREATIVE DISHES



0 26823 00201 4

John J. Crabo [illegible]
Jan 04 2003
JJC//JC

Page fifty-seven (57) OK sixty-four

OFFICE OF THE CLERK
UNITED STATES COURT OF APPEALS
FOR THE FIRST CIRCUIT

RICHARD CUSHING DONOVAN
CLERK

JOHN JOSEPH MOAKLEY
UNITED STATES COURTHOUSE
1 COURTHOUSE WAY, SUITE 2500
BOSTON, MA 02210
(617) 748-9057

October 23, 2002

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

Dear Mr. Crapo:

This letter will acknowledge receipt of your letter dated October 5, 2002. Because this appears to relate entirely to a state court matter, we are returning your letter and attachments to you as no action can be taken.

Very truly yours,

Julie Gregg

Julie Gregg
Appeals Attorney

Enclosures

January fourty (04th)
Calendar year
two thousand-three
(2003)
JJC/jjc

J. J. CRAPO, pro se to PX6
Jan 04 2003
P. fifty-eight (58) of sixty-four

IN event the company has questions or comments re John Crapo, pro se, please communicate them to stockholder (m.) Crapo at PO BOX 400151 CAMBRIDGE MA 02140-0002 VIA the United States Postal Service preferably by certified mail return receipt requested or Express mail without signature of Mr Crapo is okay if US Postal Svce employee ~~assures~~ is assured leaving article of mail without signature is safe.

Where Mr Crapo lives his' rm door is within 1 2½ feet of fence above atrium and it's four (04) flights down and over ½ him when he stands on landing rises above said fence - Mr Crapo has no exit and much of year climate is 90°F + higher on that landing

more

J. J. Crapo pro se to P&G
Jan 04 2003
P. fifty-nine (59) & sixty-four (64)

most stairways up railings are on one side and space for two side by side at best is awkwardly possible.
ex - obstructions are known to be left on stairs and one tenant who uses an ambulator is known to ~~give~~ loan people bottle openers and next day Mr Crapo has noticed bottles left on stairs not readily visible for someone coming down - Many do to go to MacGray Launderette in cellar - heavily loaded and expectant parents are known to have lived in Building. Proponent is very brief.

[illegible].

J. Crabo pro se to P&G

Jan 04 2003

P. Sixty (60) of sixty-four (64)

Shareholder Proposal

As soon as possible the Board of Directors of Procter and Gamble Companies (P&G) shall present to us a shareholder proposal which shall mandate in the appendix of the proxy statement next following the approving meeting of assembled shareholders and proxies meeting as stockholder meeting of P&G =

a report concerning harassment of personnel of P&G and it's affiliates and customer companies - which sell/market our products

Information to be included

annually

number of illegitimate children born to said persons

more

J. J. Crahs [illegible] to P X 6
Jan 04 2003
P - Sixty-one (61) of sixty-four (64)

numbers of miscarriages
of same personnel.

numbers of ~~babies~~ bambinos born
with birth defects of same personnel

numbers of injuries of
~~personnel~~ of same

numbers of rapes of
same personnel

numbers of harassment
complaints against company
& other said personnel.

amounts of awards
for these and other such
liabilities

Summaries statement
Jan 02 2003 stockholder professment
Wascot Shaw / Silas Sukes
Market Porter Square
Cambridge MA

More

J. J. Crako, h20 se to P&G

Jan 04 2003

P. Sixty-two (62) of sixty-four (64)

He noticed youth [illegible]
adult man bringing a full
cart of proctor & gambly coffee
back to storeroom. He went
to shelves and noticed
the employee had been ordered
to bring the wrong merchandise
out to floor of store - to shelves
well stocked with that
product

Proponents has written
many letters to that super
market about these troubles

When he was at checkout
immediately before him he noticed
a woman customer staring at
an older man. the only male
at register. older men someone
told me are slow to come
and young men love that

mor

J. J. Crahe hos[illegible] to P&G

Jan 04 2003

P-Sixty-three (63) or 64-

The prolonged efforts of the male

to satisfy her - Proponent's Wonders

about furious exertions of

men's cardio-vascular systems.

The customer looked at man as

if she expected him to give

the products to her Free.

Proponent before he got down

to write this - noticed Hon

Robert A Taft II has been re-elected

at Ohio. Noticed too an old

listing of Hon John H. Glenn, that

as Senator in House of US Senators

he sponsored legislation to abolish

the Hatch act & Mr Clinton as

president signed that. Proponent

was a candidate for Legislature

in Massachusetts General Court

and the Postmaster of Boston who

was also Hon Regional Administrator

or of US Postal Service here in

New England signed his nomination

more

O.J. Crafo [illegible] to [illegible]

Jan 04 2003

P. Sixty. Four (64) of sixty-Four (64)

papers for the Republican Nomination

for [illegible] ~~Representative~~ [illegible]

proponent's view was had there been

objections they would've been

dismissed because that district

was very weak in registered

voters of the minority party.

x x x x x x x x x x x x x

Sincerely.

John Crafo, [illegible]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated January 21, 2003

The proposal relates to the preparation of a report "concerning harassment of personnel of P&G and it's affiliates and customer companies which sell/market" Procter & Gamble's products.

There appears to be some basis for your view that the proposal may be omitted from Procter & Gamble's proxy materials under rule 14a-8(c), which provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." In arriving at this position, the staff has particularly noted that the proponent previously submitted a proposal for inclusion in Procter & Gamble's proxy materials with respect to the same meeting. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

for

Jennifer Bowes
Attorney-Advisor